Exhibit 99.1

Lima, Peru, February 06th, 2019 – Credicorp (NYSE: BAP) announced its unaudited results for the fourth quarter of 2018. These results are consolidated according to IFRS in Soles.

Fourth Quarter Results 2018

In 4Q18, Credicorp reported net income of S/ 956.9 million, which translated into an ROAE and ROAA of 16.3% and 2.2%, respectively. This result represented a drop of 5.4% and 10% QoQ and YoY, respectively. It is important to note that the evolution posted by net interest income (NII), non-financial income and provisions for loan losses was favorable; nevertheless, operating expenses increased due to a higher level of salaries & employee benefits, administrative & general expenses and, in a lesser extent, to the acceleration of budget execution for the strategic initiative “Transformation” at BCP. In the YoY evolution it is important to mention the gain on sale of securities related to the investment in ENEL that amounted to S/ 163.7 million, which was included in the results of 4Q17.

The results in 4Q18 show:

• +3.7% growth QoQ and 10.8% YoY in average-daily loan balances; these figures top those observed in the previous quarters in 2018. Loan expansion reflects the good dynamic posted by all segments in both Wholesale Banking and Retail Banking, which was particularly favorable in Corporate Banking, Middle-Market Banking and Mortgage in both QoQ and YoY terms. This growth was primarily attributable to expansion in the LC portfolio.

• In line with loan growth, NII increased +4.9% QoQ and +8.6% YoY. In this context, the net interest margin (NIM) rose +11 bps QoQ and +35 bps YoY.

• The cost of risk (CofR) fell -20 bps QoQ to situate at 1.47% in line with the decrease in the provision requirement at BCP due to the improvement of the portfolio risk quality and the reversal of provisions due to the reduction in the exposure to clients related to Lava Jato Case, and a drop in Mibanco’s requirements, which posted normalized levels. The CofR fell -29 bps YoY. This was due to a reduction in the requirement for provisions for loan losses for Retail Banking, particularly Credit Card, Mortgage and Consumer, and the reversal of provisions mentioned before. In this context, the risk-adjusted NIM rose +22 bps QoQ and +45 bps YoY.

• The main components of non-financial income, fee income and net gain on FX transactions, reported improvements in 4Q18 (+8.2% and +16.1% QoQ, respectively). The net gain on investments in associates reflected the good results achieved by the association with Banmedica. The aforementioned translated into an increase of +5.3% QoQ in total non-financial income, which posted a contraction of -10% YoY given that 4Q17 registered a net gain in sales of securities related to the equity investment in ENEL, as we mentioned above.

• The insurance underwriting result reported a level similar to that seen last quarter after contracting for three consecutive quarters. Unlike previous quarters, the result was attributable to an increase in claims, while the acquisition cost contracted after increasing in all previous quarters.

• The efficiency ratio deteriorated 190 bps QoQ and 30 bps YoY due to an increase in operating expenses in particular salaries & employee benefits, as well as, general & administrative expenses, which was accentuated by the seasonality that is present every 4Q.

In terms of full-year results, net income in 2018 totaled S/ 3,983.9 million, which represented an ROAE and ROAA of 17.5% and 2.3%, respectively. This result was 2.6% below that registered in 2017, which included S /444.7 million of gains on sales of investments in BCI and Enel. The evolution in 2018 shows:

• Expansion of +9.2% in average-daily loan balances, which was led by Wholesale Banking, followed by Retail Banking, where the result for the Mortgage Segment was particularly positive. The aforementioned expansion was also due, although to a lesser extent, to growth at BCP Bolivia and Mibanco.

• NII increased +5.2% with regard to 2017, which was due primarily to the increase in interest income on loans, following growth in average daily loan balances, and to a more favorable funding structure, where the share of deposits in total funding increased. The aforementioned translated into an NIM of 5.26%, which represented a relatively stable level compared with that posted in 2017 (5.28%).

• The CofR fell -40 bps to situate at 1.38%. The drop was due primarily to an improvement in the risk quality of BCP portfolio in line with improvements that were made in commercial and risk management over the last 3 years and, to a lesser extent, to reversals of provisions relative to Lava Jato Case clients and to the effect of the provisions’ requirement for the El Nino Phenomenon and the Lava Jato case in 2017. In a scenario marked by a stable NIM and a lower CofR, the risk-adjusted NIM increased 20 bps.

• Growth in fee income, net gain on FX transactions and net gain on investments in associates attenuated the contraction in non-financial income with regard to 2017, this was mainly attributable to i) the gain on sales of shares in BCI and Enel (mentioned above) that was posted in 2017 and, in a lesser extent, ii) to the effect of market volatility throughout the year that resulted in a decrease in net gains on sale of securities and in net gain on derivatives.

• The underwriting result fell -3.7% despite growth in net earned premiums due to an increase in claims and in the acquisition cost.

• The efficiency ratio deteriorated 40 bps to situate at 44.1% due to an increase in the pace of growth of operating expenses, which was in turn registered in particular in the last quarter of the year and changed the downward trend of cost to income ratio observed in previous quarters.

Table of Contents

Credicorp (NYSE: BAP): Fourth Quarter Results 2018		3
	Financial Overview	3
	Credicorp and subsidiaries	4
1.	Interest-earning assets (IEA)	5
	1.1. Evolution of IEA	5
	1.2. Credicorp Loans	6
	1.2.1. Loan evolution by business segment	6
	1.2.2. Evolution of the level of dollarization by segment	9
	1.2.3. BCRP de-dollarization plan at BCP Stand-alone	10
	1.2.4. Market share in loans	10
2.	Funding Sources	12
	2.1. Funding Structure	12
	2.2. Deposits	13
	2.2.1. Deposits: dollarization level	14
	2.2.2. Market share in Deposits	15
	2.3. Other funding sources	15
	2.4. Loan / Deposit (L/D)	16
	2.5. Funding Cost	17
3.	Portfolio quality and Provisions for loan losses	19
	3.1. Provisions for loan losses	19
	3.2. Portfolio Quality	20
	3.2.1. Delinquency indicators by business line	22
4.	Net Interest Income (NII)	28
	4.1. Interest Income	28
	4.2. Interest Expenses	29
	4.3. Net Interest Margin (NIM) and Risk-Adjusted NIM	30
5.	Non-Financial Income	32
	5.1. Fee Income	33
	5.1.1. By subsidiary	33
	5.1.2. Banking Business	34
6.	Insurance Underwriting Result	35
	6.1. Net earned premiums	36
	6.2. Net claims	37
	6.3. Acquisition cost	37
7.	Operating Expenses and Efficiency	39
	7.1. Credicorp’s Administrative, General and Tax Expenses	40
	7.2. Operating Expenses / Total Average Assets Ratio	41
	7.3. Efficiency Ratio	42
8.	Regulatory Capital	43
	8.1. Regulatory Capital – BAP	43
	8.2. Regulatory Capital – BCP Stand-alone based on Peru GAAP	44
9.	Distribution channels	46
	9.1 Points of contact – BCP Stand-alone	46
	9.1.1 Points of contact by location – BCP Stand-alone	46
	9.1.2 Transactions per channel – BCP Stand-alone	47
	9.2 Points of contact – Mibanco	48
	9.3 Points of contact – BCP Bolivia	48
10.	Economic Perspectives	49
	10.1. Peru Economic Forecasts	49
	10.2. Main Economic Variables	49
11.	Appendix	53
	11.1. Credicorp	53
	11.2. BCP Consolidated	55
	11.3. Mibanco	58
	11.4. BCP Bolivia	59
	11.5. Credicorp Capital	60
	11.6. Atlantic Security Bank	61
	11.7. Grupo Pacifico	63
	11.8. Prima AFP	65
	11.9. Table of calculations	66

Credicorp (NYSE: BAP): Fourth Quarter Results 2018

Financial Overview

Credicorp Ltd.	Quarter			% change		Year		% change
S/ 000	4Q17	3Q18	4Q18	QoQ	YoY	2017	2018	2018 / 2017
Net interest income	2,065,974	2,139,133	2,244,252	4.9%	8.6%	8,071,488	8,489,104	5.2%
Provision for loan losses, net of recoveries	(441,250)	(439,558)	(407,954)	-7.2%	-7.5%	(1,789,165)	(1,531,708)	-14.4%
Net interest income after provisions	1,624,724	1,699,575	1,836,298	8.0%	13.0%	6,282,323	6,957,396	10.7%
Non-financial income	1,278,590	1,093,167	1,151,080	5.3%	-10.0%	4,671,260	4,394,299	-5.9%
Insurance services underwriting result	129,527	121,251	121,155	-0.1%	-6.5%	505,288	471,420	-6.7%
Total expenses	(1,574,424)	(1,519,744)	(1,747,028)	15.0%	11.0%	(5,883,936)	(6,230,902)	5.9%
Operating income	1,458,417	1,394,249	1,361,505	-2.3%	-6.6%	5,574,935	5,592,213	0.3%
Income taxes	(371,284)	(363,154)	(384,352)	5.8%	3.5%	(1,393,286)	(1,520,909)	9.2%
Net income	1,087,133	1,031,095	977,153	-5.2%	-10.1%	4,181,649	4,071,304	-2.6%
Non-controlling interest	23,475	19,809	20,220	2.1%	-13.9%	89,895	87,439	-2.7%
Net income attributed to Credicorp	1,063,658	1,011,286	956,933	-5.4%	-10.0%	4,091,754	3,983,865	-2.6%
Net income / share (S/)	13.34	12.68	12.00	-5.4%	-10.0%	51.30	49.95	-2.6%
Total loans	100,477,774	105,028,343	110,759,390	5.5%	10.2%	100,477,774	110,759,390	10.2%
Deposits and obligations	97,170,411	97,375,411	104,554,868	7.4%	7.6%	97,170,411	104,554,868	7.6%
Net equity	21,756,568	23,006,133	23,839,243	3.6%	9.6%	21,756,568	23,839,243	9.6%
Profitability
Net interest margin	5.28%	5.52%	5.63%	11 bps	35 bps	5.28%	5.26%	-2 bps
Risk adjusted Net interest margin	4.15%	4.38%	4.60%	22 bps	45 bps	4.11%	4.31%	20 bps
Funding cost (1)	2.37%	2.34%	2.39%	5 bps	2 bps	2.35%	2.25%	-10 bps
ROAE	19.5%	18.0%	16.3%	-170 bps	-320 bps	19.8%	17.5%	-230 bps
ROAA	2.5%	2.4%	2.2%	-20 bps	-30 bps	2.5%	2.3%	-20 bps
Loan portfolio quality
Delinquency ratio over 90 days	2.26%	2.29%	2.12%	-17 bps	-14 bps	2.26%	2.12%	-14 bps
Internal overdue ratio (2)	3.00%	3.04%	2.81%	-23 bps	-19 bps	3.00%	2.81%	-19 bps
NPL ratio (3)	3.92%	4.15%	3.97%	-18 bps	5 bps	3.92%	3.97%	5 bps
Cost of risk (4)	1.76%	1.67%	1.47%	-20 bps	-29 bps	1.78%	1.38%	-40 bps
Coverage of internal overdue loans	149.1%	154.3%	158.9%	460 bps	980 bps	149.1%	158.9%	980 bps
Coverage of NPLs	114.4%	112.8%	112.7%	-10 bps	-170 bps	114.4%	112.7%	-170 bps
Operating efficiency
Efficiency ratio (5)	45.4%	43.8%	45.7%	190 bps	30 bps	43.7%	44.1%	40 bps
Operating expenses / Total average assets	3.81%	3.80%	4.06%	26 bps	25 bps	3.65%	3.68%	0 bps
Insurance ratios
Combined ratio of P&C (6)(7)	98.0%	97.5%	101.6%	410 bps	360 bps	97.1%	101.6%	450 bps
Loss ratio (7)	58.6%	59.1%	60.6%	150 bps	200 bps	58.8%	59.0%	20 bps
Underwriting result / net earned premiums (7)	9.6%	9.2%	7.5%	-170 bps	-210 bps	10.3%	8.1%	-220 bps
Capital adequacy - BCP Stand-alone (8)
BIS ratio (9)	15.05%	14.94%	14.17%	-77 bps	-88 bps	15.05%	14.17%	-88 bps
Tier 1 Ratio (10)	10.84%	10.96%	10.28%	-68 bps	-56 bps	10.84%	10.28%	-56 bps
Common equity tier 1 ratio (11)	11.83%	11.61%	11.55%	-6 bps	-28 bps	11.83%	11.55%	-28 bps
Employees	33,636	33,643	34,024	1.1%	1.2%	33,636	34,024	1.2%
Share Information
Outstanding Shares	94,382	94,382	94,382	0.0%	0.0%	94,382	94,382	0.0%
Treasury Shares (12)	14,621	14,621	14,621	0.0%	0.0%	14,621	14,621	0.0%
Floating Shares	79,761	79,761	79,761	0.0%	0.0%	79,761	79,761	0.0%

(1) The funding costs differs from previously reported due to a methodology change in the denominator, which no longer includes the following accounts: acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

(2) Internal overdue loans: includes overdue loans and loans under legal collection, according to our internal policy for overdue loans. Internal Overdue Ratio: Internal Overdue Loans / Total Loans

(3) Non-performing loans (NPL): Internal overdue loans + Refinanced loans. NPL ratio: NPL / Total loans.

(4) Cost of risk: Annualized provision for loan losses, net of recoveries / Total loans.

(5) Efficiency ratio = [Total Expenses + Acquisition Cost - Other expenses] / [Net Interest Income + Fee Income + Net Gain on Foreign Exchange Transactions + Net Gain from associates + Net gain on derivatives + Result on exchange difference + Net Premiums Earned].

(6) Combined ratio= (Net claims / Net earned premiums) + [(Acquisition cost + Operating expenses) / Net earned premiums]. Does not include Life insurance business.

(7) Considers Grupo Pacifico's figures before eliminations for consolidation to Credicorp.

(8) All Capital ratios are for BCP Stand-alone and based on Peru GAAP.

(9) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011).

(10) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net income in subsidiaries) - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(11) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

Adjusted Risk-Weighted Assets = Risk-weighted assets - (RWA Intangible assets, excluding goodwill, + RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1, + RWA Deferred tax assets generated as a result of past losses).

(12) These shares are held by Atlantic Security Holding Corporation (ASHC).

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Credicorp and subsidiaries

Earnings contribution *	Quarter			% change		Year		% change
S/ 000	4Q17	3Q18	4Q18	QoQ	YoY	2017	2018	2018 / 2017
Universal Banking
BCP Stand-alone	619,639	712,427	694,560	-2.5%	12.1%	2,565,171	2,858,164	11.4%
BCP Bolivia	18,755	15,360	22,876	48.9%	22.0%	75,390	78,260	3.8%
Microfinance
Mibanco (1)	114,196	102,426	99,778	-2.6%	-12.6%	371,931	445,169	19.7%
Encumbra	391	1,310	1,952	49.0%	399.2%	(998)	5,123	N/A
Insurance and Pensions
Grupo Pacifico (2)	80,583	97,269	105,492	8.5%	30.9%	321,155	349,130	8.7%
Prima AFP	30,425	41,476	30,471	-26.5%	0.2%	140,082	139,586	-0.4%
Investment Banking and Wealth Management
Credicorp Capital	14,142	17,770	(15,712)	-188.4%	-211.1%	69,430	34,261	-50.7%
Atlantic Security Bank	48,904	35,089	17,071	-51.3%	-65.1%	175,346	111,965	-36.1%
Others (3)	136,625	(11,843)	447	-103.8%	-99.7%	374,247	(37,793)	N/A
Net income attributed to Credicorp	1,063,659	1,011,284	956,935	-5.4%	-10.0%	4,091,753	3,983,865	-2.6%

*Contributions to Credicorp reflect the eliminations for consolidation purposes (e.g. eliminations for transactions among Credicorp’s subsidiaries or between Credicorp and its subsidiaries).

(1) The figure is lower than the net income of Mibanco because Credicorp owns 97.74% of Mibanco (directly and indirectly).

(2) The contribution is higher than Grupo Pacifico’s net income because Credicorp owns 65.20% directly, and 33.59% through Grupo Credito.

(3) Includes Grupo Credito excluding Prima (Servicorp and Emisiones BCP Latam), others of Atlantic Security Holding Corporation and others of Credicorp Ltd.

	Quarter			Year
ROAE	4Q17	3Q18	4Q18	2017	2018
Universal Banking
BCP Stand-alone	19.0%	21.0%	19.4%	20.3%	20.3%
BCP Bolivia	11.9%	9.5%	13.5%	12.0%	11.8%
Microfinance
Mibanco (1)	30.0%	22.4%	21.4%	24.4%	25.9%
Encumbra	2.8%	8.9%	13.3%	-1.7%	9.1%
Insurance and Pensions
Grupo Pacifico (2)	11.8%	15.4%	16.3%	12.5%	12.9%
Prima	20.3%	27.6%	19.4%	22.9%	22.3%
Investment Banking and Wealth Management
Credicorp Capital	7.1%	9.8%	-8.8%	8.9%	4.6%
Atlantic Security Bank	22.6%	18.6%	8.7%	20.2%	13.5%
Credicorp	19.5%	18.0%	16.3%	19.8%	17.5%

(1) ROAE including goodwill of BCP from the acquisition of Edyficar (Approximately US$ 50.7 million) was 27.4% in 4Q17, 20.8% in 3Q18 and 19.9% in 4Q18. On an annual basis was 22.3% for 2017 and 23.9% for 2018.

(2) Figures include unrealized gains or losses that are considered in Pacifico’s Net Equity from the investment portfolio of Pacifico Vida. ROAE excluding such unrealized gains was 15.7% in 4Q17, 18.7% in 3Q18 and 19.4% in 4Q18. On an annual basis, was 15.4% for 2017 and 16.1% for 2018.

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1.	Interest-earning assets (IEA)

At the end of 2018, IEA reported significant expansion of +5.4% QoQ. This was primarily attributable to growth in loans, the most profitable asset. Although the YoY evolution of IEA registered a slight increase of 2.9%, +10.3% growth in loans was noteworthy and led mainly by Wholesale Banking, followed by the Mortgage segment.

Interest earning assets	As of			% change
S/ 000	Dec 17	Sep 18	Dec 18	QoQ	YoY
Cash and due from banks	25,103,566	17,625,814	19,357,146	9.8%	-22.9%
Interbank funds	207,559	357,910	253,970	-29.0%	22.4%
Total investments	33,415,912	32,346,089	33,327,976	3.0%	-0.3%
Total loans (1)	100,477,774	105,028,343	110,759,390	5.5%	10.3%
Total interest earning assets	159,204,811	155,358,156	163,698,482	5.4%	2.9%

(1) Quarter-end balance.

Total Investments (2)	As of			% change
S/ 000	Dec 17	Sep 18	Dec 18	QoQ	YoY
Fair value through profit or loss investments	4,549,050	4,722,191	3,974,003	-15.8%	-12.6%
Fair value through other comprehensive income investments	24,437,263	23,516,932	25,199,135	7.2%	3.1%
Amortized cost investments	4,429,599	4,106,966	4,154,838	1.2%	-6.2%
Total investments	33,415,912	32,346,089	33,327,976	3.0%	-0.3%

(2) The names mandated by the IFRS9 norm are used in this chart. The former names, in the order presented in chart, are: Trading securities, Investments available for sale and Investments held to maturity

1.1. Evolution of IEA

Total loans

Total loans measured in quarter-end balances accelerated their pace of growth QoQ (5.5% vs 2.2% in 3Q18), which reflects:

(i)	Loan expansion in Wholesale Banking in both Corporate Banking and Middle-Market Banking;

(ii)	Loan growth in Retail Banking, mainly in the Mortgage and Credit Card segments; and

(iii)	The increase in loans at Mibanco and BCP Bolivia.

The YoY evolution of loans maintained the pace of growth reported last quarter and posted loan expansion of 10.3%. It is important to note that the YoY loan growth was due to expansion achieved in all business segments and subsidiaries, with the exception of loans at ASB.

Investments

Total investments increased slightly QoQ, which mainly reflects purchases of CDs from BCRP at BCP Stand-alone from the fair value through comprehensive income investments portfolio (formerly securities available for sale)

In the YoY evolution, total investments remained at levels similar to those seen at the end of 2017, showing a slight re-composition in which the fair value through comprehensive income investments portfolio (formerly securities available for sale) increased its share of total investments.

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Other IEA

Cash and due from banks increased 9.8% QoQ due to growth in balances held with BCRP, which in turn corresponds to an increase in the reserve requirement. The latter is mainly attributable to the expansion of FC deposits, which are subject to a higher reserve requirement than that of LC deposits.

The YoY reduction in cash and due from banks reflects a decrease in the balance of the restricted funds that must be held with BCRP, which was in turn attributable to the contraction in BCRP instruments after payments were made upon maturity.

1.2. Credicorp Loans

1.2.1. Loan evolution by business segment

The table below shows loan composition by subsidiary and business segment measured in average daily balances, which provide a clearer picture of interest income generation relative to loans, Credicorp’s primary source of income. These balances reflect trends or variations to a different degree than quarter-end balances, which may include pre-payments or loans made at the end of the quarter, which affect average daily balances less than quarter-end balances.

In general, average daily loan balances posted higher growth QoQ than that posted last quarter, which is consistent with loan seasonality. Nevertheless, YoY growth improved for the fourth consecutive quarter due to a recovery in the volumes of Wholesale Banking and Retail Banking loans, which was accompanied by higher growth in loans at Mibanco and BCP Bolivia.

Loan evolution measured in average daily balances by segment(1)

	TOTAL LOANS
	Expressed in million S/			% change		% Part. in total loans
	4Q17	3Q18	4Q18	QoQ	YoY	4Q17	3Q18	4Q18
BCP Stand-alone	79,755	85,289	88,708	4.0%	11.2%	81.7%	81.8%	82.0%
Wholesale Banking	41,752	44,963	46,476	3.4%	11.3%	42.8%	43.1%	43.0%
Corporate	26,722	27,499	28,536	3.8%	6.8%	27.4%	26.4%	26.4%
Middle - Market	15,030	17,464	17,939	2.7%	19.4%	15.4%	16.7%	16.6%
Retail Banking	38,004	40,326	42,232	4.7%	11.1%	38.9%	38.7%	39.0%
SME - Business	5,244	5,384	5,587	3.8%	6.5%	5.4%	5.2%	5.2%
SME - Pyme	8,664	8,939	9,396	5.1%	8.5%	8.9%	8.6%	8.7%
Mortgage	13,055	14,159	14,714	3.9%	12.7%	13.4%	13.6%	13.6%
Consumer	6,672	7,275	7,506	3.2%	12.5%	6.8%	7.0%	6.9%
Credit Card	4,368	4,569	5,029	10.1%	15.1%	4.5%	4.4%	4.6%
Mibanco	9,078	9,585	9,763	1.9%	7.6%	9.3%	9.2%	9.0%
Bolivia	6,153	6,888	7,152	3.8%	16.2%	6.3%	6.6%	6.6%
ASB	2,663	2,551	2,547	-0.2%	-4.4%	2.7%	2.4%	2.4%
BAP's total loans	97,648	104,313	108,170	3.7%	10.8%	100.0%	100.0%	100.0%

Highest growth in volumes

Largest contraction in volumes

For consolidation purposes, loans generated in FC are converted to LC.

(1) Includes Work out unit, and other banking.

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Loan Growth QoQ in Average Daily Balances

Expressed in millions of S/

+3.7% QoQ

In the analysis by segment, QoQ expansion in loans measured in average daily balances reflects:

(i)	Growth in Retail Banking loans, mainly in the Mortgage, Credit Card and SME-Pyme segments.

(ii)	Loan expansion in Wholesale Banking, mainly in Corporate Banking (3.8% QoQ) due to growth in loans for working capital and, to a lesser extent, for medium and long-term loans.

(iii)	The increase in loans at BCP Bolivia, which reported growth of +3.8% in 4Q18. This evolution was attributable to growth in the Mortgage segment (regulated portfolio) and in Middle-Market Banking.

Loan Growth YoY in Average Daily Balances

Expressed in millions of S/

+10.8% YoY

A YoY analysis of growth by segment measured in average daily balances shows:

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(i)	Loan growth in Wholesale Banking in the both the sub-segment of Middle-Market Banking (+19.4% YoY) and in Corporate Banking (6.8% YoY). In Middle-Market Banking, growth was attributable to expansion in medium and long-term loans while in Corporate Banking, the increase was due to growth in medium and long-term loans and financing for sales.

(ii)	Loan growth in the Mortgage, Consumer and SME-Pyme segment in Retail Banking.

(iii)	Growth in loans at BCP Bolivia, which reported an increase of +16.2% in 4Q18. This evolution was attributable to loan expansion in Corporate Banking and in the Mortgage segment (regulated portfolio).

(iv)	The increase in loans at Mibanco (+7.6% YoY), in line with an improvement in the productivity of the sales force as this subsidiary continued to implement its strategy for financial inclusion (new clients in the System) while accompanying clients that are growing their businesses.

Year-to-date growth in average daily balances per segment

Expressed in millions of S/

	TOTAL LOANS
	In millions of S/		Change %		Share %
	2017	2018			2017	2018
BCP Stand-alone	77,796	85,043	7,247	9.3%	81.7%	81.8%
Wholesale Banking	41,004	44,999	3,995	9.7%	43.1%	43.3%
Corporate	26,616	28,037	1,421	5.3%	28.0%	27.0%
Middle - Market	14,388	16,963	2,574	17.9%	15.1%	16.3%
Retail Banking	36,792	40,044	3,252	8.8%	38.7%	38.5%
SME - Business	4,992	5,332	340	6.8%	5.2%	5.1%
SME - Pyme	8,148	8,903	754	9.3%	8.6%	8.6%
Mortgage	12,775	13,977	1,202	9.4%	13.4%	13.4%
Consumer	6,556	7,218	663	10.1%	6.9%	6.9%
Credit Card	4,321	4,615	294	6.8%	4.5%	4.4%
Mibanco	8,800	9,567	767	8.7%	9.2%	9.2%
Bolivia	5,803	6,712	910	15.7%	6.1%	6.5%
ASB	2,766	2,596	-170	-6.1%	2.9%	2.5%
BAP's total loans	95,165	103,919	8,754	9.2%	100.0%	100.0%

+9.2% FY growth

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Finally, the level of average daily balances for 2018 registered an increase of +9.2% with regard to the average daily loan balance posted for 2017. This expansion was due primarily to growth in Middle-Market loans, primarily due to medium and long-term financing and to a lesser extent, to the increase posted by loans for working capital. The others segments that significantly contributed to loan growth were Corporate Banking, where expansion was generated primarily by loans for working capital, and Mortgage loans, which were mainly denominated in LC.

1.2.2. Evolution of the level of dollarization by segment

Loan evolution by currency - average daily balances(1)

	DOMESTIC CURRENCY LOANS					FOREIGN CURRENCY LOANS					% part. by currency
	Expressed in million S/					Expressed in million US$					4Q18
	4Q17	3Q18	4Q18	QoQ	YoY	4Q17	3Q18	4Q18	QoQ	YoY	LC	FC
BCP Stand-alone	49,337	52,659	54,850	4.2%	11.2%	9,387	9,919	10,039	1.2%	6.9%	61.8%	38.2%
Wholesale Banking	19,272	20,149	20,640	2.4%	7.1%	6,937	7,544	7,660	1.5%	10.4%	44.4%	55.6%
Corporate	11,965	11,775	12,308	4.5%	2.9%	4,554	4,780	4,812	0.7%	5.7%	43.1%	56.9%
Middle-Market	7,307	8,374	8,332	-0.5%	14.0%	2,383	2,763	2,849	3.1%	19.5%	46.4%	53.6%
Retail Banking	30,065	32,510	34,210	5.2%	13.8%	2,450	2,376	2,379	0.1%	-2.9%	81.0%	19.0%
SME - Business	2,449	2,484	2,556	2.9%	4.3%	862	881	899	2.0%	4.2%	45.7%	54.3%
SME - Pyme	8,361	8,672	9,124	5.2%	9.1%	94	81	81	-0.3%	-13.6%	97.1%	2.9%
Mortgage	9,914	11,328	11,892	5.0%	20.0%	969	861	837	-2.8%	-13.7%	80.8%	19.2%
Consumer	5,550	6,111	6,315	3.3%	13.8%	346	354	353	-0.2%	2.0%	84.1%	15.9%
Credit Card	3,791	3,916	4,324	10.4%	14.0%	178	199	209	5.3%	17.5%	86.0%	14.0%
Mibanco	8,563	9,048	9,223	1.9%	7.7%	159	163	160	-2.0%	0.8%	94.5%	5.5%
Bolivia	-	-	-	-	-	1,899	2,094	2,121	1.3%	11.7%	-	100.0%
ASB	-	-	-	-	-	822	775	755	-2.6%	-8.1%	-	100.0%
Total loans	57,900	61,707	64,073	3.8%	10.7%	12,266	12,952	13,075	0.9%	6.6%	59.2%	40.8%

Highest growth in volumes

Largest contraction in volumes

(1) Includes Work out unit, and other banking.

In the analysis of loan growth by currency, it is evident that the QoQ and YoY expansion is due primarily to an increase in the LC portfolio (+3.8% QoQ and +10.7% YoY).

YoY evolution of the level of dollarization by segment (1)(2)

(1) Average daily balances.

(2) The FC share of Credicorp’s loan portfolio is calculated including BCP Bolivia and ASB, however the chart shows only the loan books of BCP Stand-alone and Mibanco.

(3) The year with the historic maximum level of dollarization for Wholesale Banking was 2012, for Mibanco was 2016 and for the rest of segments was 2009.

At BCP Stand-alone, the loan dollarization level remained stable YoY at 38%. As expected, the Mortgage segment continued to follow a downward trend in the level of dollarization, which fell from 24% at the end of 2017 to 19% at the end of 2018. The aforementioned reflects the high level of disbursements of mortgage loans in LC in a scenario in which interest-rate differential for new loans continued to fall.

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It is important to note that, as is evident in the following figure, the percentage of the loan portfolio that is highly exposed to FX risk on credit risk remains very low.

FX risk on credit risk – BCP Stand-alone

1.2.3. BCRP de-dollarization plan at BCP Stand-alone

At the end of 2014, BCRP set up a Loan De-dollarization Program. Among the measures taken, reduction targets were set for loan balances in US Dollars with progressive targets for the end of June 2015, December 2016, December 2017 and December 2018 is as follows:

(i)	For the total FC portfolio, the goal for 2017 remains in effect. Accordingly, the balance at the end of December 2018 must represent no more than 80% of the total loan portfolio in FC reported at the end of September 2013 (excluding loans that fulfill certain specifications).

At the end of December 2018, BCP Stand-alone reported a compliance level of 105% with regard to the goal set by BCRP for December 2018.

(ii)	For the FC mortgage and car loan portfolio, the goal for 2017 will remain in effect until November 2018 to subsequently be adjusted by 10% in December. Every year, the goal will be adjusted 10% until a level of at least 5% of Net Equity is reached. The balance at the end of December 2018 must represent maximum 50% of the balance registered at the end of February 2013.

At the end of December 2018, BCP Stand-alone achieved a compliance level of 98% with regard to the dedollarization goal set by BCRP.

1.2.4. Market share in loans

Market share in Peru

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(1) Wholesale Banking market shares are different that previously reported because loans from COFIDE are now included in the denominator.

(2) Mortgage segment includes Mibanco's market share of 1.1% as of November 2018, September 2018 and December 2017.

(3) Consumer segment includes Mibanco's market share of 1.5% as of November 2018, 1.5% as of September 2018, and 1.8% as of December 2017.

(4) Market Shares for Corporate, Middle-market and SME-Business are as of December 2018.

Peruvian Financial System

At the end of November 2018, BCP Stand-alone continued to lead the Peruvian financial market1 with a share (MS) of 29.2%, which topped the MS of 17.9% posted by BCP’s closest competitor. This level is an improvement over that obtained in 3Q18 but lower than that posted in 4Q17. Mibanco’s market share of the total financial system remained stable (3.2%).

Within Wholesale Banking, the Corporate Banking segment reported growth of +210 bps of MS QoQ while Middle Market Banking increased its MS +70 bps. In the YoY evolution, Corporate Banking reported a decrease of -120 pbs in its MS while Middle-Market Banking posted an increase of +230 bps. It is important to note that both continue to lead in their respective segments.

In Retail Banking, BCP reported a relatively stable MS, leading the markets in the mortgage, consumer and credit card segments. In the SME-Business segment, BCP ranks second but has increased its share every quarter (31.9% in 4Q18 vs 30.3% in 3Q18 y 28.8% in 4Q17). It is important to note that Credit Cards resumed leadership in their respective segment via an increase of +60 bps in MS.

In the SME-Pyme segment, Mibanco continues to lead with a MS of 22.8%, a level that represents an increase of 30 bps with regard to 4Q17’s level. BCP currently ranks second in this segment with a MS of 11.8%.

Bolivian Financial System

Finally, BCP Bolivia’s MS fell QoQ and YoY to situate this subsidiary fifth in the Bolivian Financial System.

1 Includes Multipurpose Banks, Finance Companies, Municipal and Rural Banks, EDPYMEs and Leasing and Mortgages Companies.

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2.	Funding Sources

In 2018, the funding structure at Credicorp was characterized by on-going growth in total deposits- the main funding source- as they continued to increase their share of total funding at Credicorp. Currently, deposits represent the main source of funding substitution for BCRP Instruments. It is important to note the on-going expansion in savings deposits and non-interest-bearing demand deposits, which represent lower-cost funding sources. All of the aforementioned helped keep Credicorp’s funding cost relatively stable (-10 bps) despite a market scenario marked by rising international rates.

Funding	As of			% change
S/ 000	Dec 17	Sep 18	Dec 18	QoQ	YoY
Non-interest bearing demand deposits	24,193,949	24,975,666	26,609,832	6.5%	10.0%
Interest bearing Demand deposits	5,576,327	4,336,695	5,905,332	36.2%	5.9%
Saving deposits	28,633,099	30,396,175	32,593,978	7.2%	13.8%
Time deposits	31,143,365	30,186,076	31,307,165	3.7%	0.5%
Severance indemnity deposits	7,170,934	6,923,829	7,571,375	9.4%	5.6%
Interest payable	452,737	556,970	567,186	1.8%	25.3%
Total deposits	97,170,411	97,375,411	104,554,868	7.4%	7.6%
Due to banks and correspondents	7,996,889	7,509,183	8,448,139	12.5%	5.6%
BCRP instruments	9,467,943	4,851,806	5,226,870	7.7%	-44.8%
Repurchase agreements (1)	2,360,763	2,739,629	2,638,231	-3.7%	11.8%
Bonds and subordinated debt	16,242,257	15,194,775	15,457,540	1.7%	-4.8%
Total funding (2)	133,238,263	127,670,804	136,325,648	6.8%	2.3%

(1) Since 2Q18, Repurchase agreements is excluded from Other liabilities and shown in an individual account. Also, it is included in the Total funding.

(2) Since 1Q18, Total Funding excludes the following accounts: acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

2.1. Funding Structure

Evolution of the funding structure and cost – BAP

(S/ billions)

(1) The funding costs differs from previously reported due to the methodoloy change of the denominator, which do not includes the following accounts:acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

The chart for the evolution of the funding cost and structure at Credicorp is calculated based on quarter-end balances. Overall, the funding structure mainly reflects:

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(i)	The importance of deposits in the funding structure. Deposits continued to increase QoQ and YoY to post a share of 76.7% at the end of 2018 in comparison to 76.3% at the end of 3Q18 and 72.9% at the end of 2017.

(ii)	The deposit mix continued to report a significant share for savings deposits and non-interest bearing demand deposits, which continued to represent approximately 57% of total deposits at the end of 2018, compared to the 57% at the end of 3Q18 and the 55% at the end of 2017. Both of these deposit types are considered low-cost alternatives within the mix of deposit types.

(iii)	Within other sources of funding, the QoQ and YoY analysis shows an on-going drop in the volume of BCRP instruments since 2016, when they represented 9.1% of total funding. The level of BCRP instruments fell 44.8% at the end of 2018. This funding source as been replaced primarily by lower-cost deposits.

All of the aforementioned has kept the funding cost relatively stable since December 2016.

2.2. Deposits

Deposits	As of			% change
S/ 000	Dec 17	Sep 18	Dec 18	QoQ	YoY
Non-interest bearing demand deposits	24,193,949	24,975,666	26,609,832	6.5%	10.0%
Interest bearing Demand deposits	5,576,327	4,336,695	5,905,332	36.2%	5.9%
Saving deposits	28,633,099	30,396,175	32,593,978	7.2%	13.8%
Time deposits	31,143,365	30,186,076	31,307,165	3.7%	0.5%
Severance indemnity deposits	7,170,934	6,923,829	7,571,375	9.4%	5.6%
Interest payable	452,737	556,970	567,186	1.8%	25.3%
Total deposits	97,170,411	97,375,411	104,554,868	7.4%	7.6%

Total deposits expanded 7.4% QoQ, mainly through BCP Stand-alone and, to lesser extent, via Mibanco. Within the composition of deposits, the QoQ evolution shows:

(i)	Savings deposits increased mainly due to transfers of severance indemnity deposits and bonus payment deposits at BCP Stand-alone and Mibanco. We continued seeing the positive impact of new savings accounts opened through Kioskos and the increase in balances for the use of the payment application Yape.

(ii)	Growth in demand deposits (non-interest bearing and interest bearing) due to an increase in the volume of current accounts in general and Wholesale Banking and BCP Stand-alone clients in particular.

(iii)	Time deposits and Severance indemnity deposits, which are both high-cost deposit types, increased QoQ due to:

a.	Time deposits: the increase was attributable to an increase in balances in Retail Banking and Corporate Banking at BCP Stand-alone and to a lesser extent at Mibanco. The aforementioned offset the drop at ASB, which was generated by expirations and withdrawals.

b.	Severance indemnity Deposits: growth was associated with the second yearly deposit of funds, which takes place every 4Q in the month of November.

In YoY terms, total deposits increased +7.6%, mainly due to:

(i)	Growth in savings deposits, which accounts for 54% of growth in volumes YoY. This reflects the results of campaigns to capture savings, mainly through digital channels, which have been well accepted and utilized by clients at BCP Stand-alone.

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(ii)	The increase in non-interest bearing demand deposits due to an increase in the average balances of current accounts held by Wholesale Banking clients.

2.2.1. Deposits: dollarization level

Dollarization Level of Deposits (1) – BAP

(1) Q-end balances.

Credicorp - Deposit Dollarization measured in quarter-end balances

The level of deposit dollarization at Credicorp fell QoQ due to higher growth in volumes in LC than expansion in FC.

Growth in LC doubled that registered by FC. This was due primarily to demand deposits2 and savings deposits and, to a lesser extent, to time deposits.

Within FC deposits, demand deposits and savings deposits posted the highest increases.

In the YoY evolution, the dollarization level followed a similar trend. This was in line with growth in savings and demand deposits in LC. All of the aforementioned reflects efforts to maintain a healthy match between assets and liabilities in each currency in accordance with Credicorp’s appetite.

2 Includes interest-bearing and non-interest bearing demand deposits.

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2.2.2. Market share in Deposits

Market share in Peru

Source: BCP

Peruvian Financial System

At the end of August 2018, Credicorp’s subsidiaries in Peru, BCP and Mibanco, continued to lead the market for total deposits with a 32.5% MS compared to 18.9% for its closest competitors.

In the YoY analysis, total MS at the end of November 2018 fell in comparison with the figure reported at the end of December 2017 (33.6%). This was attributable to a decrease in the MS of demand deposits at BCP Stand-alone due to strong competition, mainly in the corporate segment. It is important to note on-going growth in the Mibanco’s MS and in the level of time deposits in particular, which went from posting growth of 6.1% in December 2017 to reporting an expansion of 6.5% (+48 bps) at the end of November 2018.

Bolivian Financial System

BCP Bolivia continued to Rank fifth in the Bolivian financial system with an MS of 9.8% at the end of December 2018 in comparison to 9.9% in September 2018. In the YoY analysis, the MS remained stable in comparison to December 2017 (9.8%).

2.3. Other funding sources

Other funding sources	As of			% change
S/ 000	Dec 17	Sep 18	Dec 18	QoQ	YoY
Due to banks and correspondents	7,996,889	7,509,183	8,448,139	12.5%	5.6%
BCRP instruments	9,467,943	4,851,806	5,226,870	7.7%	-44.8%
Repurchase agreements	2,360,763	2,739,629	2,638,231	-3.7%	11.8%
Bonds and subordinated debt	16,242,257	15,194,775	15,457,540	-0.2%	-0.1%
Total Other funding sources	36,067,852	30,295,393	31,770,780	4.9%	-11.9%

The total of other funding sources increased 5.0% QoQ. This was due primarily to an increase in the level of due to banks and correspondents and to a lesser extent, to growth in BCRP instruments.

The QoQ increase in due to banks and correspondents was associated with growth in due-to banks with foreign banks, mainly through BCP Stand-alone.

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The QoQ increase in BCRP instruments was generated primarily by an increase in regular repos. As expected, no increase was reported in substitution and expansion repos with BCRP.

Repurchasing agreements fell QoQ due to a drop in volumes at ASB.

Bonds and subordinated debt posted an increase QoQ due to the issuance of a corporate bond in LC at BCP Stand-alone in the month of October.

In the YoY evolution, the on-going reduction in BCRP instruments, which have been replaced by lower cost and time deposits as explained in section 2.2 Deposits, is noteworthy.

2.4. Loan / Deposit (L/D)

Loan / Deposit Ratio by Subsidiary

The L/D ratio at Credicorp fell QoQ to situate at 105.9% after growth in deposits outpaced the expansion in loans (+7.4% vs 5.5%, respectively). The analysis by subsidiary reveals the same trend for BCP Stand-alone and Mibanco.

In the YoY analysis, there was an increase in the L/D ratios at Credicorp and BCP Stand-alone. This was in line with the loan growth, which outpaced that of deposits. This contrasts with the situation at Mibanco, which has registered an on-going reduction in its L/D ratio due to campaigns in 2018 to capture deposits.

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Loan / Deposit Ratio by Currency

Local Currency	Foreign Currency

A QoQ analysis by currency indicates a drop in Credicorp’s L/D ratio after the increase in deposits (mainly in LC at BCP Stand-alone) outpaced growth in LC loans. The L/D in FC grew 140 bps given that the pace of loan growth in FC was greater than that posted for FC deposits at BCP Stand-alone

The YoY analysis shows a significant reduction in the L/D ratio in LC due to an increase in the LC deposits. This contrasts with the L/D in FC, which increased 940 bps due to contraction in volumes of FC deposits in a context in which LC loans expanded.

2.5. Funding Cost

Credicorp’s funding cost remained relatively stable QoQ and YoY, growing only +5 bps and +4 bps, respectively. In YTD terms, the funding cost fell 10 bps in 2018.

Funding Cost – Credicorp(1)

At the quarter level	At the accumulated level

(1) The funding cost by currency is calculated with the average of period-beginning and period-end balances.

The QoQ evolution was generated primarily by:

(i)	An improvement in the total funding mix, which posted a higher volume of low-cost funding such as deposits. In terms of other high-cost funding, the mix posted slight increases in the volumes of due to banks & correspondents and bonds & subordinated debt.

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(ii)	A more favorable mix of deposits given that low-cost deposits such as savings and non-interest bearing demand deposits grew considerably while high-cost funding posted slight growth.

In the YoY analysis the funding cost remained stable, which reflected a re-composition of the funding structure where deposits posted a significant increase in their share of total funding (72.9% 4Q17 to 76.7% 4Q18) and replaced BCRP Instruments. This represented a substitution of high-cost funding with low-cost funding.

The following points were noteworthy in the YTD analysis of the funding cost:

(i)	Low-cost funding was obtained, mainly in LC, which when coupled with the reduction in LC rates, had a positive impact on the funding cost;

(ii)	The aforementioned was attenuated by an increase in the funding cost in FC, which rose due to an increase in interest expenses on bonds & subordinated notes, which we will explain later in section “4. Net Interest Income (NII), 4.2. Interest Expenses.”

All of the aforementioned translated into a reduction of 10 bps in the funding cost.

The funding(3) cost by subsidiary is shown in the following table:

Funding Cost by subsidiary– Credicorp

At the quarter level	At the accumulated level

(i)	The funding cost at BCP Stand-alone remained stable QoQ and YoY but fell 13 bps in accumulated terms. This drop was due primarily to an increase in the funding volume, which led interest expenses to rise.

(ii)	Mibanco’s funding cost experienced strong upward pressure from 2014-2016; stabilized in 2017; and fell at the beginning of 2018. The drop was attributable to on-going reductions in market interest rates in LC and the effect of changes in the funding mix to increase the share of deposits in total funding at Mibanco. YTD, Mibanco reduced its funding cost by 76 bps.

(iii)	The funding cost at BCP Bolivia continued to increase QoQ, YoY and at the accumulated level, primarily due to an increase in interest expenses on deposits.

(3) The funding costs differs from previously reported levels due to a change in the methodology to calculate the denominator, which no longer includes: outstanding account acceptances, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities. Since 2Q18, the account "Repurchase agreement" was excluded from Other liabilities and was included in the calculation of Total funding.

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3.	Portfolio quality and Provisions for loan losses

In 4Q18, provisions for loan losses fell as BCP’s requirement reduced due to the improvement of the portfolio risk quality and the reversal of provisions due to the reduction in the exposure to clients related to Lava Jato Case, and Mibanco’s requirement “normalized.” In this scenario, the CofR was situated at 1.47%. In 2018, a noteworthy decline was posted in the CofR, which fell -40 bps to situate at 1.38%, in line with a reduction in BCP’s provision requirement. This decrease reflects the improvements made in commercial and risk management over the past 3 years, and to a lesser extent to reversals of provisions relative to Lava Jato Case clients.

Quarterly Evolution of the Cost of Risk

Annual Evolution of the Cost of Risk

3.1. Provisions for loan losses

Provisions for loan losses, net of recoveries	Quarter			% change		Year		% change
S/ 000	4Q17	3Q18	4Q18	QoQ	YoY	2017	2018	2018 / 2017
Gross Provisions	(509,774)	(511,710)	(479,184)	-6.4%	-6.0%	(2,057,478)	(1,814,898)	-11.8%
Loan loss recoveries	68,524	72,152	71,230	-1.3%	3.9%	268,314	283,190	5.5%
Provision for loan losses, net of recoveries	(441,250)	(439,558)	(407,954)	-7.2%	-7.5%	(1,789,165)	(1,531,708)	-14.4%

The QoQ analysis shows a -7.2% reduction in provisions for loans losses net recoveries. This drop was primarily due to:

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(i)	The decrease in the provision requirement at BCP due to the improvement of the risk quality of the portfolio and the reversal of provisions in line with the reduction in the exposure to clients related to the Lava Jato Case; and

(ii)	The decrease in the provision requirement at Mibanco after the adjustments made at the end of 2Q18 to fine-tune the balance between the time the sales force dedicates to loan origination versus that spent on collections, returning to “business as usual”.

In the YoY analysis, provisions for loans losses net of recoveries fell due to an improvement in the risk quality of the Retail Banking segments in general and Credit Cards, Mortgage and Consumer in particular, and to the reversal of provisions for Lava Jato Case clients.

In the YTD analysis, provisions for loans net recoveries fell -14.4%, which mainly reflects:

(i)	The reduction of BCP’s provision requirement in line with the improvement in the risk quality of the portfolio, in particular in the Consumer and Credit Card segments, and to a lesser extent, the reversal of provisions for Lava Jato Case clients; and

(ii)	The effect in 2017 of the provisions’ requirement for the El Nino Phenomenon and the Lava Jato case.

It is important to remember that on the first of January 2018, Credicorp adopted the requirements of IFRS9 to calculate net provisions for loan losses, whose first effect was a one-off increase of S/206.8 million in the allowance for loan losses on the Balance Sheet on January 01, 2018.

3.2. Portfolio Quality

Cost of Risk

	Quarter			% change		Year		% change
Cost of risk and Provisions	4Q17	3Q18	4Q18	QoQ	YoY	2017	2018	2018 / 2017
Cost of risk (1)	1.76%	1.67%	1.47%	-20 bps	-29 bps	1.78%	1.38%	-40 bps
Provisions for loan losses / Net interest income	21.4%	20.5%	18.2%	-230 bps	-320 bps	22.2%	18.0%	-420 bps

(1) Annualized provisions for loans losses / Total loans.

The total CofR fell -20 bps QoQ and -29 bps YoY to situate at 1.47%. This reduction mainly reflected, as explained in the previous section, the decrease in the provision requirements at BCP and Mibanco.

YTD, the cost of risk was situated at 1.38%, which was -40 bps lower than the level reported in 2017. This reduction mainly reflected the reduction in BCP’s provision requirement and the effect in 2017 of the provisions’ requirement for the El Nino Phenomenon and the Lava Jato case, as explained in the previous section.

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Delinquency ratios

Portfolio quality and Delinquency ratios	Quarter			% change
S/ 000	4Q17	3Q18	4Q18	QoQ	YoY
Total loans (Quarter-end balance)	100,477,774	105,028,343	110,759,390	5.5%	10.2%
Allowance for loan losses	4,500,498	4,920,319	4,952,392	0.7%	10.0%
Write-offs	357,916	366,709	518,558	41.4%	44.9%
Internal overdue loans over 90-days (1)	2,274,412	2,399,945	2,353,669	-1.9%	3.5%
Internal overdue loans (IOLs) (1)	3,019,222	3,188,393	3,117,078	-2.2%	3.2%
Refinanced loans	915,297	1,172,338	1,278,169	9.0%	39.6%
Non-performing loans (NPLs) (2)	3,934,519	4,360,731	4,395,247	0.8%	11.7%
IOL over 90-days ratio	2.26%	2.29%	2.12%	-17 bps	-14 bps
IOL ratio	3.00%	3.04%	2.81%	-23 bps	-19 bps
NPL ratio	3.92%	4.15%	3.97%	-18 bps	5 bps
Coverage ratio of Internal overdue loans	149.1%	154.3%	158.9%	456 bps	980 bps
Coverage ratio of NPLs	114.4%	112.8%	112.7%	-10 bps	-170 bps

(1) Includes overdue loans and loans under legal collection. (Quarter-end balances).

(2) Non-performing loans include internal overdue loans and refinanced loans. (Quarter-end balances).

In terms of delinquency, it is important to note the -2.2% drop QoQ in the balance of the IOL portfolio due to the contraction of IOLs within Wholesale Banking, Consumer, SME-Business, Credit Cards and Mibanco. Nevertheless, the YoY evolution shows an increase in IOLs within Mibanco, SME-Business, Mortgage and SME-Pyme segments, which was partially attenuated by a contraction in IOLs of Wholesale Banking, Consumer and Credit Cards.

The refinanced loan book grew +9.0% QoQ, which was mainly attributable to refinancing of performing loans of few clients in Wholesale Banking, which also affected the YoY result.

Prior to analyzing the evolution of the delinquency indicators, we must remember that:

(i)	Traditional delinquency ratios (IOL and NPL ratios) continue to be distorted by the presence of loans with real estate collateral (commercial and residential properties). This means that a significant portion of loans that are more than 150 days past due cannot be written-off (despite the fact that provisions have been set aside) given that a judicial process must be initiated to liquidate the collateral, which takes five years on average.

(ii)	In the second half (2H) of every year, loans are more dynamic, particularly in the SME-Pyme and Mibanco segments given that the main campaigns (Christmas and year-end campaigns) are held in the second semester (2H) and these short-term loans are paid off in 1H of the following year.

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Delinquency Ratios

(1) Adjusted NPL ratio = (Non-performing loans+ Write-offs) / (Total loans + Write-offs)

(2) Cost of risk = Annualized provisions for loan losses net of recoveries / Total loans

Although the IOL ratio fell QoQ and YoY, the NPL ratio declined QoQ but remained relatively stable YoY. This was due primarily to growth in refinanced loans.

Coverage ratios

The coverage ratio for the IOL portfolio increased both QoQ and YoY while the coverage ratio for the NPL portfolio remained relatively stable QoQ but fell YoY given that YoY, growth in the refinanced portfolio outpaced the expansion in the IOL portfolio.

3.2.1. Delinquency indicators by business line

Wholesale Banking – Delinquency ratios

(i)	The QoQ analysis shows a drop in the volume of the IOL portfolio in Wholesale Banking. In contrast, the volume of the NPL portfolio grew. This was due primarily to an increase in refinanced loans for specific clients, as explained in section 3.2. Portfolio Quality. In this context, the IOL ratio fell while the NPL ratio remained stable QoQ and increased +64 bps YoY.

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The YoY increase in the NPL ratio shows the effect of refinanced loans registered in 4Q18 as well as the impact of refinanced loans that were granted after the execution of performance bonds in the previous quarters.

BCP Bolivia – Delinquency ratios

(ii)	The levels that BCP Bolivia reported for its IOL and NPL ratios as well as its cost of risk were relatively stable both QoQ and YoY.

SME-Business – Delinquency ratios

(iii)	Given that loan origination in the SME-Business segment is affected by seasonality, it is important to focus on the YoY analysis, which shows that traditional delinquency ratios for the IOL portfolio and the NPL portfolio increased +78 pbs y +101 bps respectively. The aforementioned was due primarily to growth in the IOL portfolio, which reflects the deterioration in the situation of a handful of clients. It is important to note that this segment maintains risk quality indicators that are comfortably within the risk appetite that has been set for this segment, where the objective is to maximize the portfolio’s profitability while seeking an adequate balance between risk quality and portfolio growth.

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SME - Pyme – Delinquency ratios

(iv)	In the SME-Pyme loan book, it is important to analyze the early delinquency ratio, which excludes loans that are overdue less than 60 days (volatile loans whose percentage of recovery is very high) and those overdue more than 150 days (loans that have been provisioned but which cannot be written off due to the existence of real estate collateral- commercial properties - that take five years on average to liquidate).

Since the beginning of the second half of 2014, early delinquency has followed a downward trend YoY. This is in line with on-going improvement in the risk quality of vintages after adjustments were made in the SME-Pyme business model. The impact of these adjustments became more evident in vintages as of 2015. In 4Q18 in the SME-Pyme segment, portfolio growth outpaced expansion in the IOL portfolio, which led to a drop in early delinquency and in the traditional ratios.

It is important to note that since 2017, this segment has situated comfortably within the risk appetite levels set for the segment, where the objective is to maximize the portfolio’s profitability while striking an adequate balance between risk quality and portfolio growth that is in accordance with the organization’s risk framework.

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Mortgage – Delinquency ratios

(v)	In terms of Mortgage loans, it is important to note that these ratios are also affected by the existence of real estate collateral and foreclosure takes around 5 years. During this period, these loans cannot be written-off, even when they are fully provisioned.

Traditional delinquency ratios remained relatively stable QoQ and fell YoY given that the pace of growth of total loans increased after mortgage loan origination accelerated. This reflects a strategy to enter segments that are somewhat riskier to maximize the portfolio’s profitability while respecting the organization’s appetite for risk.

The early delinquency ratio, which excludes the effect of loans that are over 150 days overdue, was relatively stable QoQ and YoY. It is important to note that this indicator is situated within both the averages observed for the last two years and the organization’s appetite for risk.

Consumer – Delinquency ratios

(vi)	In the Consumer portfolio, the portfolio’s risk profile continues to improve in comparison to the level posted by vintages from 2015 or before, which led to the delinquency problem. This improvement has been achieved due to the different initiatives for risk management and collections that are in place. The portfolio’s new composition reflects the calibrated profile generated by the change in the risk policy for admissions.

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Early delinquency remained stable QoQ and fell -17 bps YoY to situate at the lowest level reported since 2013 prior to the deterioration in risk quality. It is evident that although the pace of growth of the portfolio accelerated in 2018, we still have room to jump-start growth to fulfill the objective of maximizing portfolio profitability while respecting the organization’s appetite for risk.

Traditional delinquency indicators posted a drop both QoQ and YoY. This was mainly attributable to a decrease in IOL loans, which was due primarily to on-going improvements in the risk quality of new vintages and to a lesser extent, to an increase in the speed of growth of total loans after adjustments were made in origination guidelines and campaigns were rolled out to offer more advantages to clients. All of these efforts focus on accelerating growth in this segment. It is important to note that the portfolio is within the organization’s appetite for risk.

Credit Card – Delinquency ratios

(vii)	In the Credit Card segment, early delinquency fell both QoQ and YoY and remained within the organization’s appetite for risk. This reflects (i) an increase in the portfolio’s pace of growth and (ii) an improvement in the quality of risk of new vintages and in the portfolio mix after corrective measures were applied to address the delinquency problem that emerged at the end of 2015.

Mibanco – Delinquency ratios

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(viii)	The IOL and NPL ratios remained relatively stable QoQ but grew YoY after a deterioration in portfolio risk quality that was identified in previous quarters led the sales force to prioritize collections efforts over origination. These efforts have already begun to show good results.

The cost of risk fell QoQ due to a decrease in the provisions’ requirement, which was due to (i) positive results after adjustments were made to fine-tune the balance between loan origination and collections; and (ii) the calibration of macro variables in the IFRS9 model for provisions. YoY, the cost of risk remained relatively stable. It is important to note that this business’s indicators are within the organization’s appetite for risk.

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4.	Net Interest Income (NII)

In 4Q18 NII, the main source of income, increased +4.9% QoQ and +8.6% YoY, in line with loan growth. The aforementioned translated into an increase in NIM of +11 bps QoQ and +35 bps YoY. In 2018 NII rose 5.2% with regard to 2017’s level. The improvement over 2017’s result was attributable to an increase in interest on loans, which was associated with growth in average daily loan balances, and with a more favorable funding structure, where the share of deposits in total funding increased. In this context, NIM remained stable in 2018 while the risk-adjusted NIM increased 20 bps.

Net interest income	Quarter			% change		Year		% change
S/ 000	4Q17	3Q18	4Q18	QoQ	YoY	2017	2018	2018 / 2017
Interest income	2,832,384	2,887,326	3,033,544	5.1%	7.1%	11,056,862	11,522,634	4.2%
Interest on loans	2,460,935	2,538,591	2,625,181	3.4%	6.7%	9,572,633	10,041,097	4.9%
Dividends on investments	10,030	2,893	6,205	114.5%	-38.1%	52,906	24,390	-53.9%
Interest on deposits with banks	23,311	36,448	63,709	74.8%	173.3%	88,359	159,381	80.4%
Interest on securities	324,082	304,528	327,208	7.4%	1.0%	1,299,845	1,252,799	-3.6%
Other interest income	14,026	4,866	11,241	131.0%	-19.9%	43,119	44,967	4.3%
Interest expense	766,410	748,193	789,292	5.5%	3.0%	2,985,374	3,033,530	1.6%
Interest on deposits	293,368	293,512	324,622	10.6%	10.7%	1,132,041	1,202,025	6.2%
Interest on borrowed funds	179,841	148,565	157,205	5.8%	-12.6%	763,436	623,001	-18.4%
Interest on bonds and subordinated notes	213,108	231,129	233,233	0.9%	9.4%	835,255	911,006	9.1%
Other interest expense (1)	80,093	74,987	74,232	-1.0%	-7.3%	254,642	297,498	16.8%
Net interest income (1)	2,065,974	2,139,133	2,244,252	4.9%	8.6%	8,071,488	8,489,104	5.2%
Risk-adjusted Net interest income (1)	1,624,724	1,699,575	1,836,298	8.0%	13.0%	6,282,323	6,957,396	10.7%
Average interest earning assets	156,414,367	155,126,661	159,540,952	2.8%	2.0%	152,823,723	161,473,694	5.7%
Net interest margin (1)(2)	5.28%	5.52%	5.63%	11bps	35bps	5.28%	5.26%	-2bps
NIM on loans (1)(2)	8.20%	7.77%	7.84%	7bps	-36bps	8.01%	7.72%	-29bps
Risk-adjusted Net interest margin (1)(2)	4.15%	4.38%	4.60%	22bps	45bps	4.11%	4.31%	20bps
Net provisions for loan losses / Net interest income (1)(2)	21.36%	20.55%	18.18%	-237bps	-318bps	22.17%	18.04%	-413bps

(1) Figures differ from previously reported, please consider the data presented on this report.

(2) Annualized.

4.1. Interest Income

Interest Income - LC	Interest Income – FC
(S/ millions)	(S/ millions)

In the QoQ analysis, the 5.1% increase in interest income was attributable primarily to growth in interest on loans, which was in turn due to:

(i)	Growth in average daily loan balances (+3.7% QoQ), which was led by growth in Retail Banking loans, mainly in the Mortgage and Credit Card segments. The Corporate Banking segment also grew considerably in 4Q18, followed by growth in Middle Market Banking. In this scenario, the volume effect has been the most important driver of growth in interest on loans in 4Q18.

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(ii)	The expansion in average daily loan balances was led by growth in LC loans, whose margins are generally higher than those associated with FC loans. As such, the effect of the currency mix favored growth in interest on loans.

(iii)	The aforementioned was partially offset by the negative interest rate effect in LC, which was generated by the downward trend in market rates in LC and the competitive environment in which Mibanco operates.

Interest from deposits in other banks also increased QoQ but to a lesser extent. This increase was seen primarily in FC and was associated with an increase in reserve accounts with the Central Bank after BCP posted an increase in its deposit balances. It is important to note that the reserve requirement in FC is higher than that required for LC.

In the YoY analysis, interest income rose +7.1%, which represented an improvement over the figure registered in 3Q18. Similar to the scenario in the QoQ analysis, the increase in income generation from interest on loans drove a recovery in this important component.

In 2018 interest income grew +4.2% vs 2.9% in 2017. This clear recovery in growth in interest income was due primarily to an increase in interest on loans (+4.9%), which was in turn attributable to:

(i)	The volume effect due to the acceleration in the pace of growth of average daily loan balances in all segments.

(ii)	A favorable currency mix given that the expansion in average daily loan balances in the LC portfolio was the primary driver of growth.

The aforementioned offset the contraction in interest income on securities, which was attributable to the reduction in the fair value for profit or loss investments at BCP, as explained in section 1. Interest-earning assets.

4.2. Interest Expenses

Interest Expenses – LC	Interest Expenses – FC
(S/ millions)	(S/ millions)

Interest expenses registered an increase of 5.5% QoQ, which was due primarily to growth in expenses on deposits. The main factors that explain the 10.6% QoQ increase in interest expenses on deposits are:

(i)	The volume effect, which was generated by the increase in total deposits and to the deposit mix given that this quarter, the volumes of all deposit types, both lower-cost and deposits that generate the highest interest, such as time deposits and Severance indemnity deposits, increased.

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(ii)	The rate effect given that deposits in FC continued to experience an upward trend, in line with growth in international rates in 2018, and due to the fact that LC rates also increased, in line with the decision to increase the share of deposits within the funding structure.

In addition to the aforementioned, interest expenses on borrowed funds increased, mainly in FC, due to growth in the volume of due to banks and correspondents at BCP.

In the YoY analysis, interest expenses grew +3.0%. This was due primarily to growth in interest expenses on deposits, which was associated with growth in the volume of deposits and in interest expenses on bonds and subordinated notes. The aforementioned was attenuated by a significant drop in interest expenses on borrowed funds.

In 2018 interest expenses grew +1.6%. Growth in this component was due to:

(i)	The increase in interest expenses on bonds and subordinated notes, which was associated with the one-off effect of the cancellation of interest rate swaps, which paid variable rates and were used to hedge some issuances in FC. This decision was made in a scenario marked by rising interest rates in US Dollars. It is important to note that this effect increases expenses for this component but reduces volatility down the line given that these issuances are fixed-rate.

(ii)	Higher expenses on deposits that was generated by growth in deposits, mainly in LC.

The effect of the two factors mentioned above was significantly attenuated by a decrease in interest expenses on borrowed funds, specifically in LC, given that the volume of BCRP instruments has declined.

4.3. Net Interest Margin (NIM) and Risk-Adjusted NIM

Credicorp’s NIM and Risk-Adjusted NIM(1)

(1) Starting on 1Q17, we exclude derivatives from the NII result. For comparative purposes, figures starting from 1Q16 have been recalculated with the new methodology

NIM posted a positive evolution QoQ and YoY, which was due to:

(i)	Higher growth in NII (+4.9% QoQ vs 4.1% in 3Q18 and +8.6% YoY vs +6.0% in 3Q18); this was, as explained earlier, due to an improvement in loan expansion.

(ii)	Higher loan growth in a scenario in which investments fell accentuated the change in the composition of IEAs, where the share of loans, the most profitable asset, reached a level of 68% versus 63% in December 2017.

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Risk-adjusted NIM increased +22 bps QoQ and +45pbs YoY due to a drop in provisions for loan losses.

In the accumulated analysis, NIM remained stable in 2018 given that the growth posted for NII was similar to that registered for average IEAs. Nevertheless, it is important to note the stability of indicator in a context where local rates are following a downward trend and high competition in the local market is pressuring margins.

NIM on loans posted a slight decrease QoQ. This was due primarily to a drop in Mibanco’s NIM in a highly competitive environment that puts pressure on margins. The drop in NIM on loans of -35 bps YoY and -22 bps at the accumulated level is associated with a drop in margins mainly in LC given that these margins are affected by the pressure generated by a highly competitive local environment. The downward trend in interest rates in LC negatively affected the margins of some segments of Retail Banking, such as Mortgage and SME-Pyme.

It is also important to analyze NIM by subsidiary. The table below shows the net interest margins for each of Credicorp’s main subsidiaries.

NIM Breakdown	BCP Stand-alone	Mibanco	BCP Bolivia	ASB	Credicorp (1)
4Q17	4.50%	16.27%	4.08%	2.34%	5.28%
3Q18	4.81%	15.88%	4.03%	2.15%	5.52%
4Q18	4.99%	15.29%	3.89%	2.30%	5.63%
2017	4.50%	15.71%	4.31%	2.24%	5.28%
2018	4.52%	15.62%	3.74%	2.25%	5.26%

NIM: Annualized Net interest income / Average period end and period beginning interest earning assets.

(1) Credicorp also includes Credicorp Capital, Prima, Grupo Credito and Eliminations for consolidation purposes.

The QoQ evolution of global NIM by subsidiary shows an increase in Credicorp’s margin that was mainly attributable to BCP Stand-alone, which, represents around 67% of net interest income. In this context, BCP Stand-alone’s NIM posted a clear recovery in 2018, in line with the recovery in loan growth and with a more favorable funding structure in which the share of deposits within total funding increased .

Mibanco, which represents around 22% of net interest income, registered a deterioration in its NIM QoQ. This was due primarily to lower rates in LC in a highly competitive environment, which affected interest income generation. At the accumulated level, Mibanco’s NIM in 2018 fell in a highly competitive context; additionally, it is important to note that we slowed down loan origination last quarter to fine-tune the balance between loan origination and collections.

 (4) NIM on loans is calculated as follows:

The share of loans within total earning assets is calculated by dividing the average of the beginning and closing balances of total loans for the reporting period, by the average of the beginning and closing balances of the interest earning assets for the reporting period.

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5.	Non-Financial Income

In 2018, the main components of non-financial income, fee income and the net gain on foreign exchange transactions posted significant growth due to positive business performance levels. The net gain on associates reflected the good results of the association with Banmedica. Nevertheless, non-financial income at the end of 2018 did not reflect the good results achieved in comparison to 2017 due to the net gain that was posted on sales of securities for BCI and Enel shares for S/ 444.7 million; both shares were sold in 2H17.

Non-financial income	Quarter			% change		Year		% change
S/ 000	4Q17	3Q18	4Q18	QoQ	YoY	2017	2018	2018 / 2017
Fee income	783,976	773,529	836,642	8.2%	6.7%	2,906,546	3,126,857	7.6%
Net gain on foreign exchange transactions	172,709	182,777	212,213	16.1%	22.9%	650,228	737,954	13.5%
Net gain from associates (1)	4,747	4,974	12,971	160.8%	173.2%	16,216	35,838	121.0%
Net gain on sales of securities (2)(3)	237,705	55,205	52,841	-4.3%	-77.8%	724,799	192,465	-73.4%
Net gain on derivatives	8,213	674	(1,697)	-351.8%	-120.7%	103,580	13,262	-87.2%
Result on exchange difference	1,991	8,834	268	-97.0%	-86.5%	17,394	16,022	-7.9%
Other non-financial income	69,249	67,174	37,842	-43.7%	-45.4%	252,497	271,901	7.7%
Total non financial income	1,278,590	1,093,167	1,151,080	5.3%	-10.0%	4,671,260	4,394,299	-5.9%

(1) Mainly includes the agreement between Grupo Pacifico and Banmedica.

(2) Figures differ from previously reported, please consider the data presented on this report.

(3) Includes the sale of Enel shares in 4Q17 (S/ 163 million).

	Quarter			% change		Year		% change
Millions (S/)	4Q17	3Q18	4Q18	QoQ	YoY	2017	2018	2018 / 2017
(+) EPS contribution (50%)	9.40	10.69	13.14	23.0%	39.9%	36.0	50.4	40.0%
(-) Private health insurance deduction (50%)	-4.65	-5.71	-0.17	-97.0%	-96.3%	-19.8	-14.5	-26.5%
(=) Net gain from associates excluding Non-recurring income / expense	4.75	4.97	12.97	160.8%	173.2%	16.2	35.8	121.0%
(+) Non-recurring income/expense	-	-	-	-	-	-	-	-
(=) Net gain from associates	4.75	4.97	12.97	160.8%	173.2%	16.2	35.8	121.0%

The QoQ evolution of non-financial income shows:

(i)	The increase in fee income, which was mainly associated with improvements in this component at BCP, which will be explained in section 5.1.2 Banking Business and with higher income from Credicorp Capital from the corporate finance business.

(ii)	Higher net gain on foreign exchange transactions at BCP Stand-alone, which was due primarily to an increase in the margin after exchange rate volatility rose last quarter.

(iii)	Growth in the net gain on associates, which is the net result of the association between Pacifico and Banmedica, reflects an improvement in the EPS business and medical services and a less significant deduction in the private medical business due to an increase in the loss ratio last quarter.

All of the aforementioned attenuated:

(i)	The drop in other income, which posted a normalized level, was attributable to reimbursements from Sunat and property sales at BCP Stand-alone.

(ii)	Lower income for the exchange rate difference and the drop reported for the net gain on derivatives; the latter was attributable primarily to ASB and Credicorp Capital.

In the YoY analysis and in accumulated terms, a contraction is evident in non-financial income due to a drop in the net gain on sales of securities that is mainly attributable to i) the Net gain generated by sales of shares in BCI and ENEL in 2H17, and to a lesser extent by ii) the lower gain on sale of securities from BCP Stand-alone, Credicorp Capital and ASB, in line the downward trend of the markets during 2018.

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If we exclude non-recurring gains on sales of shares, non-financial income reported in 2018 due to:

(i)	The increase in fee income, mainly due to an increase in fee income from BCP Stand-alone and Mibanco and to a lesser extent, from Credicorp Capital.

(ii)	An increase in the net gain on foreign exchange transactions through BCP Stand-alone and Credicorp Capital, both due to an increase in the volatility of the exchange rate for the Sol, Colombian Peso and Chilean Peso as compared to 2017’s levels.

(iii)	Growth in the net gain on associates, which was due primarily to an increase in the contribution of EPS (Corporate Health) and Medical Services in 2018.

5.1. Fee Income

5.1.1. By subsidiary

The figure below shows the contribution of each of Credicorp’s subsidiaries to growth in Credicorp’s fee income in 4Q18:

Evolution of fee income QoQ by subsidiary (S/ Million)

+8.2% QoQ

* Others include Grupo Pacifico and eliminations for consolidation purposes.

The figure below shows the YoY evolution of fee income by subsidiary:

Evolution of fee income 2018 vs 2017 by subsidiary (S/ Million)

+8.4% 2018 vs 2017

* Others include Grupo Pacifico and eliminations for consolidation purposes.

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5.1.2. Banking Business

Composition of Fee Income in the Banking Business

Fee Income	Quarter			% change		Year		% change
S/ 000	4Q17	3Q18	4Q18	QoQ	YoY	2017	2018	2018 / 2017
Miscellaneous accounts (1)	178,844	177,960	187,989	5.6%	5.1%	702,281	721,377	2.7%
Credit cards (2)	73,043	73,792	79,103	7.2%	8.3%	286,153	298,290	4.2%
Drafts and transfers	49,998	59,121	62,602	5.9%	25.2%	181,020	225,825	24.8%
Personal loans (2)	26,466	23,119	26,694	15.5%	0.9%	102,000	96,112	-5.8%
SME loans (2)	21,669	17,342	16,987	-2.0%	-21.6%	67,533	66,548	-1.5%
Insurance (2)	20,667	21,509	22,478	4.5%	8.8%	77,020	84,105	9.2%
Mortgage loans (2)	10,518	10,083	11,000	9.1%	4.6%	42,236	40,028	-5.2%
Off-balance sheet (3)	52,127	51,559	54,050	4.8%	3.7%	188,729	208,530	10.5%
Payments and collections (3)	100,746	104,346	107,599	3.1%	6.8%	392,267	412,214	5.1%
Commercial loans (3)(4)	19,949	20,566	18,667	-9.2%	-6.4%	76,963	79,228	2.9%
Foreign trade (3)	12,000	11,850	10,522	-11.2%	-12.3%	44,603	40,711	-8.7%
Corporate finance and mutual funds (4)	14,667	13,425	15,744	17.3%	7.3%	60,651	59,790	-1.4%
ASB (4)	7,163	7,450	8,259	10.9%	15.3%	29,023	32,363	11.5%
Others (4)(5)	51,976	60,476	67,993	12.4%	30.8%	204,094	250,339	22.7%
Total fee income	639,833	652,597	689,687	5.7%	7.8%	2,454,573	2,615,461	6.6%

Source: BCP

(1) Saving accounts, current accounts, debit card and master account.

(2) Mainly Retail fees.

(3) Mainly Wholesale fees.

(4) Figures differ from previously reported, please consider the data presented on this report.

(5) Includes fees from BCP Bolivia, Mibanco, network usage and other services to third parties, among others.

In the QoQ analysis, fee income from the banking business increased +5.7% QoQ, which was mainly due to:

(i)	Miscellaneous accounts, in line with an increase in transactional activity through debit card and with higher fee income for account maintenance.

(ii)	Others, which was attributable to an increase in fee income through BCP Bolivia and to a lesser extent, through trust businesses and wealth management.
(iii)	Credit cards, which was mainly attributable to fees from establishments for credit card consumption, particularly in the month of December.

(iv)	Personal loans, which was in line with loan growth in the last quarter;

(v)	Drafts and transfers, mainly due to an increase in fees for fund transfers from savings products.

Growth was registered in the YoY analysis and in accumulated terms due to:

(i)	The increase reported by the Miscellaneous Account, which was primarily attributable to Mibanco due to a change in the methodology to calculate fees for late payments on loans. It is important to note that prior to this, fees were charged through moratorium interest. Now the fee is fixed and is pre-determined for all clients, based on a set range.

(ii)	Growth in Drafts and Transfers due to an increase in the transactions volume for national, international and interbank transfers.

(iii)	In Others, the increase in income was for debit cards and account maintenance fees for current accounts

(iv)	Payments and collections, in line with an on-going recovery in this service after activity dropped in 2017 due to the El Nino Phenomenon.

(v)	Growth in income from Contingents through performance bonds.

The aforementioned primarily offset the drop-in income from personal loans, foreign trade and mortgage loans. This was associated with a change in how late fees are charged. Starting November 2017, these fees are charged on the second day that the payment is overdue instead of the first day.

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6.	Insurance Underwriting Result

The insurance underwriting result remains in line with the previous quarter (-0.1% QoQ). Although claims increase, the decrease in acquisition cost mitigates this effect. In the YoY analysis, the underwriting result fell -6.5% due to an increase in the net claims and acquisition cost in both businesses (P&C and Life business), which was mitigated by an increase in the net earned premium mainly through life business and to a lesser extent in property and casualty business. The same effect occurs in the accumulated analysis, given that the underwriting result decreased -6.7% versus 2017

Insurance underw riting result	Quarter			% change		Year		% change
S/ 000	4Q17	3Q18	4Q18	QoQ	YoY	2107	2018	2018 / 2017
Net earned premiums	479,022	536,277	534,380	-0.4%	11.6%	1,888,236	2,091,365	10.8%
Net claims	(283,353)	(318,645)	(325,401)	2.1%	14.8%	(1,118,304)	(1,239,635)	10.8%
Acquisition cost (1)	(66,142)	(96,381)	(87,824)	-8.9%	32.8%	(264,644)	(380,310)	43.7%
Total insurance underw riting result	129,528	121,251	121,155	-0.1%	-6.5%	505,288	471,420	-6.7%

(1) Includes net fees and underwriting expenses.

Total underwriting result by business

(S/ millions)

In P&C business, the QoQ drop in the underwriting result was associated with an increase in net claims in Medical Assistance and Commercial Lines, which was mitigated by lower acquisition costs. In life insurance business, the increase in the underwriting result was attributable to a drop in net claims for Crediseguros and Group Life for High risk activities (SCTR) and to lower acquisition costs, which were attenuated by a decrease in premiums in Group Life and Annuities.

In the YoY analysis, the drop in underwriting result was attributable to both businesses. In P&C business, the drop was due to an increase in net claims in Medical Assistance and Car lines; and higher acquisition costs, which was mitigated by a higher level of premiums in Commercial Lines, Cars and Medical Assistance. While on life insurance business, the lower result was attributable to an increase in the net claims for Annuities and AFP lines, and higher acquisition costs; which was mitigated by higher premiums at Credit Life.

In the YTD analysis, the underwriting result in 2018 posted a variation of -6.7% due primarily to an increase in net claims of both P&C and life businesses; and to and to a higher acquisition cost due to (i) an increase in Credit Life commissions, and (ii) lower underwriting income due to the concept of policy fee reclassified as written premium. This was mitigated by the higher premiums in life insurance, mainly in Annuities and Credit Life.

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6.1. Net earned premiums

Written premiums by business	Net earned premiums by business
(S/ millions)	(S/ millions)

Written premiums increased +8.2% QoQ, mainly in property and casualty business, attenuated by a decrease in life insurance business:

(i)	In P&C business, was mainly attributable in Commercial lines (fire risks and Hull insurance); and Cars line due to higher placements of new sales; this was slightly attenuated by a decrease in Personal lines.

(ii)	The drop in the life business was associated with fewer premiums in Group Life, particularly for a decrease in SCTR customer portfolio.

Net earned premiums fell -0.4% QoQ, mainly in life insurance through Group Life in particular.

In the YoY analysis, Written premiums increased +13.1%, primarily through in P&C business due to an increase in Commercial lines (fire and technical risks), Cars and Medical Assistance due to higher sales of national and international coverage and oncological insurance. The increase in the life insurance business was mainly attributable to higher premiums in alliances´ channels in Credit Life and Individual Life.

Net earned premiums increased 11.6% YoY, which was associated to an increase in premiums in Credit Life through the “alliance channels” and to an increase in reserves for Annuities in 4Q17. In P&C, the increase was due to higher premium in Medical Assistance and Cars line.

In the accumulated analysis, written premiums increased +15.6% versus 2017, particularly in the life insurance business due to an increase in Annuities (new products “Renta Flex” and “Vida Garantizado Flex”) and in Credit Life by new alliances; and in the P&C business due to an increase in Medical Assistance.

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6.2. Net claims

Net claims by business

(S/ millions)

Net claims rose +2.1% QoQ due an increase in net claims in P&C business, which was mitigated by a drop in net claims in Crediseguros and in life insurance business. In P&C business, was attributable to Medical Assistance due to an increase in severity, frequency and growth in the median cost of national and international coverage and oncological insurance; and in Commercial Lines. The drop in the life insurance business was registered in Group Life due to a decrease in IBNR (incurred but not reported) reserves, particularly for the SCTR product.

In the YoY analysis, net claims increased +14.8% in P&C and in life business. In P&C, the increase was attributable in Medical Assistance due to growth in the number of cases received, Cars lines and Commercial Lines. The increase in life insurance was associated to: (i) pensions linked to the “Renta Flex” product in Annuities; (ii) a drop in discount rates used to calculate claims and higher number of cases reported in the AFP line.

In the accumulated analysis, net claims increased +10.8% due to an increase in claims in P&C business through Medical Assistance and Cars lines; and Annuities and AFP lines in life business.

6.3. Acquisition cost

Acquisition cost by Business

(S/ millions)

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Acquisition cost	Quarter			% change		Year		% change
S/ 000	4Q17	3Q18	4Q18	QoQ	YoY	2107	2018	2018 / 2017
Net fees	(47,822)	(69,813)	(68,411)	-2.0%	43.1%	(204,152)	(273,929)	34.2%
Underwriting expenses	(36,247)	(27,777)	(24,470)	-11.9%	-32.5%	(119,355)	(115,792)	-3.0%
Underwriting income	17,927	1,208	5,057	318.5%	-71.8%	58,863	9,411	-84.0%
Acquisition cost	(66,142)	(96,381)	(87,824)	-8.9%	32.8%	(264,644)	(380,310)	43.7%

The acquisition cost fell -8.9% QoQ due to a drop in the underwriting expenses in P&C business attributable to the (i) release of uncollectible premiums in Commercial Lines, Personal Lines and Cars; (ii) release of promotional expenses in Personal lines and Cars; and (iii) higher underwriting income in life insurance, given that reinsurance profit sharing was reported in 4Q18.

In the YoY analysis, the acquisition cost increased due to:

(i)	Higher commissions in the life insurance lines due to an increase in sales in Credit Life through the Alliance channel.

(ii)	A decrease in the underwriting income, which is explained by a change in the nature of the policy fee, which was previously classified in this concept, but it is currently considered as part of written premiums which, in the case of the P&C business accrue over 12 months; and lower underwriting income in life insurance, given that reinsurance profit sharing reported in 4Q18 was lower than 4Q17.

(iii)	This was mitigated by a decrease in underwriting expenses, mainly in P&C business due to a release of uncollectible premiums in the Commercial Lines, Personal Lines and Cars.

In the YTD analysis, acquisition costs increased +43.7%. This was primarily attributable to an increase in commissions in the life insurance business by Credit Life and to a decrease in the underwriting income: (i) due to a change in how the policy fee is reported (as explained above) and; (ii) and lower reinsurance profit sharing.

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7.	Operating Expenses and Efficiency

The efficiency ratio at Credicorp deteriorated 30 bps YoY and 40 bps compared to the level posted in 2017. The deterioration in the efficiency ratio was attributable to an acceleration in the pace of growth of operating expenses, which was primarily due to the increase in salaries & employee benefits and in administrative & general expenses. In the analysis by subsidiaries, it is evident that the increase in the efficiency ratio was mainly associated with BCP Stand-alone, and to a lesser extent with PGA but was attenuated by an improvement in operating efficiency at Mibanco and Prima AFP. In terms of BCP Stand-alone it is important to note that in 4Q18, the pace of execution of expenses associated with the “Transformation” strategic initiative picked up.

Operating expenses	Quarter			% change		Year		% change
S/ 000	4Q17	3Q18	4Q18	QoQ	YoY	2017	2018	2018 / 2017
Salaries and employees benefits	804,067	794,634	867,069	9.1%	7.8%	3,064,273	3,219,875	5.1%
Administrative, general and tax expenses	610,031	590,491	682,118	15.5%	11.8%	2,177,833	2,330,044	7.0%
Depreciation and amortization	117,414	114,613	118,632	3.5%	1.0%	462,058	465,673	0.8%
Acquisition cost (1)	66,141	96,382	87,824	-8.9%	32.8%	264,643	380,310	43.7%
Operating expenses (2)	1,597,653	1,596,120	1,755,643	10.0%	9.9%	5,968,807	6,395,902	7.2%
Operating income (3)	3,516,632	3,646,198	3,839,030	5.3%	9.2%	13,653,688	14,510,403	6.3%
Reported efficiency ratio (4)(5)	45.4%	43.8%	45.7%	190 pbs	30 pbs	43.7%	44.1%	40 pbs
Operating expenses / Total average assets (6)	3.81%	3.80%	4.06%	26 pbs	25 pbs	3.65%	3.68%	3 pbs

(1) The acquisition cost of Pacifico includes net fees and underwriting expenses.

(2) Operating expenses = Salaries and employees benefits + Administrative, general and tax expenses + Depreciation and amortization + Acquisition cost.

(3) Operating income = Net interest income + Fee income + Gain on foreign exchange transactions + Net gain from associates + Net premiums earned + Net gain on derivatives+ Result on exchange difference.

(4) The operating income and the efficiency ratio differ from previously reported, please consider the data presented on this report.

(5) Operating expenses / Operating income.

(6) Annualized operating currency / Average of Total Assets. Average is calculated with period-beginning and period-ending balances.

In the QoQ analysis, the deterioration in the efficiency ratio was due to seasonality in operating expenses; as such, the YoY analysis generates a clearer picture of the business result.

In the YoY analysis, the efficiency ratio also deteriorated 20 bps, which was mainly attributable to an increase in operating expenses, which reflected:

(i)	Growth in administrative & general expenses, which will be explained in greater detail last in this report.

(ii)	The increase in salaries & employee benefits mainly due to an increase in variable remuneration and incentives for productivity in line with the good results at BCP Stand-alone, and to a lesser extent to an increase in the number of employees related to the strategic initiative “Transformation”.

(iii)	An increase in the acquisition cost due to the factors outlined in section 6.3 Acquisition Cost.

In terms of operating income, the YoY increase reflects:

(i)	Growth in net interest income, in line with the expansion in average daily loan balances as explained in section 4.1. Interest Income.

(ii)	The increase in commissions, in line with an increase in transactional activity as indicated in section 5.1.2 Banking Business

(iii)	The increase in net earned premiums at Pacifico was generated by the property and casualty and life lines, as indicated in section 6.1 Net Earned Premiums.

In the analysis of full-year results, although Credicorp’s operating efficiency level posted improvements through the first three quarters of the year, the results in the fourth quarter, which are explained in the analysis YoY, account for the 40 bps deterioration in operating efficiency.

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7.1. Credicorp’s Administrative, General and Tax Expenses

Credicorp’s administrative, general and tax expenses

Administrative, general and tax expenses	Quarter						% change		Year		% change
S/ 000	4Q17%		3Q18%		4Q18%		QoQ	YoY	2017	2018	2018 / 2017
Marketing	88,126	14%	75,489	13%	95,895	14%	27.0%	8.8%	281,753	306,495	8.8%
Taxes and contributions	61,020	10%	60,213	10%	68,646	10%	14.0%	12.5%	220,547	244,400	10.8%
Insfrastructure	70,427	12%	69,427	12%	73,578	11%	6.0%	4.5%	263,567	274,999	4.3%
Systems outsourcing	51,016	8%	58,283	10%	69,290	10%	18.9%	35.8%	215,912	235,178	8.9%
Programs and systems	69,640	11%	67,685	11%	77,169	11%	14.0%	10.8%	255,207	265,958	4.2%
Communications	24,742	4%	19,816	3%	26,958	4%	36.0%	9.0%	87,563	87,324	-0.3%
Rent	44,333	7%	44,605	8%	47,814	7%	7.2%	7.9%	177,790	181,135	1.9%
Consulting	52,666	9%	47,084	8%	50,476	7%	7.2%	-4.2%	158,367	163,921	3.5%
Channels	59,470	10%	58,127	10%	60,220	9%	3.6%	1.3%	204,102	221,113	8.3%
Others (1)	88,589	15%	89,761	15%	112,072	16%	24.9%	26.5%	313,027	349,521	11.7%
Total administrative, general and tax expenses	610,031	100%	590,491	100%	682,118	100%	15.5%	11.8%	2,177,834	2,330,044	7.0%

(1) Others include ASB, BCP Bolivia, Grupo Credito and eliminations for consolidation.

The QoQ increase in administrative and general expenses and taxes due to:

(i)	The increase in other expenses, mainly for legal advisory services at BCP Stand-alone to reclassify an expense within this account in the months of March-October.

(ii)	Higher expenses in marketing, mainly at BCP Stand-alone, which is due primarily to a seasonal effect in the last month of the year when, LATAM miles program at BCP Stand-alone posts an increase in usage and, to a lesser extent, to payments of television campaigns in June and July.

(iii)	The increase in expenses for outsourcing of systems and programming and systems, mainly at BCP Stand-alone due to an increase in expenses to maintain applications and license renewals for different programs.

In the YoY analysis, the increase was due primarily to:

(i)	The increase in expenses for outsourcing of systems and programming and systems for the reasons mentioned in the QoQ analysis;

(ii)	Growth in minor expenses, mainly at Mibanco due to an increase in expenses for adjustments to fine-tune the balance between loan origination and collections and to a lesser extent, to an increase in expenses for legal advisory services at BCP Stand-alone as indicated in the YoY analysis.

(iii)	Higher expenses for marketing at BCP Stand-alone due to an increase in advertising for different campaigns during the year that are paid this quarter and to a lesser extent, to advertising expenses at PGA.

In YTD terms, the increase in expenses was due to (i) growth in expenses for higher expenses for legal advisory services at BCP Stand-alone and higher expenses at BCP Bolivia, (ii) the increase in outsourcing of systems and programming and system at BCP Stand-alone due to the reasons mentioned in the QoQ analysis and (iii) an increase in marketing expenses at BCP Stand-alone, mainly given the increase in BCP’s payment for LATAM miles campaigns held throughout the year and, to a lesser extent, to advertising during the months of June and July during the World Cup in Russia.

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7.2. Operating Expenses / Total Average Assets Ratio

The operating expenses / total average assets ratio increased QoQ due to seasonality in operating expenses and to a slight decrease in total average assets. The annual analysis reveals deterioration, which was generated by the fact that the increase in operating expenses was greater than the growth reported for total average assets (for the reasons described above).

Operating Expenses / Total Average Assets Ratio

The figure below shows the evolution of the variation of operating expenses with regard to average assets over the last 5 years. It is important to note that the levels obtained in the past few years have been better than those posted in 2014. This is due primarily to on-going monitoring and management of operating expenses; despite the effect generated by projects related to the strategic initiative “Transformation” at BCP.

% of Change QoQ of Operating Expenses and Total Average Assets

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7.3. Efficiency Ratio

Efficiency Ratio by Subsidiary (1)(2)

	BCP Stand-alone	Mibanco	BCP Bolivia	ASB	Grupo Pacifico	Prima	Credicorp Capital	Credicorp
4Q17	44.7%	45.2%	64.1%	22.1%	29.8%	51.7%	104.8%	45.4%
3Q18	42.7%	46.0%	60.9%	23.8%	30.3%	45.3%	99.9%	43.8%
4Q18	45.0%	50.0%	62.9%	30.9%	29.0%	42.8%	96.3%	45.7%
Var. QoQ	230 bps	400 bps	200 bps	710 bps	-130 bps	-250 bps	-360 bps	190 bps
Var. YoY	30 bps	480 bps	-120 bps	880 bps	-80 bps	-890 bps	-850 bps	30 bps

Year - 2017	41.5%	50.6%	57.9%	22.3%	28.8%	47.4%	102.4%	43.7%
Year - 2018	42.1%	48.6%	63.3%	25.6%	30.7%	45.2%	102.6%	44.1%
% change 2018 / 2017	60 bps	-200 bps	540 bps	330 bps	190 bps	-220 bps	20 bps	40 bps

(1) (Total expenses + acquisition cost - other expenses) / (Net interest income + fee income + Net gain on foreign exchange transactions + Result on exchange difference + Net gain on derivates + Net gain from associates + Net earned premiums).

(2) The efficiency ratio differs from previously reported, please consider the data presented on this report.

In the QoQ analysis, the deterioration in efficiency in the majority of subsidiaries was driven by seasonality in operating expenses, which increase in the last quarter of the year. As such, the YoY analysis provides a clearer picture of the business result.

In the YoY analysis, which eliminates seasonality in operating expenses, the deterioration in efficiency at Credicorp was attributable to the following subsidiaries:

(i)	BCP Stand-alone: there was a strong increase in remunerations, mainly due to the increase in personnel associated with transformation projects; the increase in variable salaries; and, to a lesser extent, to the increase in general and administrative expenses as indicated in section 7.1. Credicorp – Administrative and general expenses and taxes.

(ii)	Mibanco: deterioration was mainly attributable to an increase in administrative and general expenses, and to a lesser extent, to the increase in remunerations due to the expansion in the number of loan officers. The former was related to different projects to improve the client experience; increase the productivity of the sales force; derive transactions to digital channels; and develop technological tools to facilitate the work loan officers.

In the annual analysis, the deterioration at Credicorp was due mainly to the aspects covered in the YoY analysis of BCP Stand-alone and was slightly attenuated by the improvement at Mibanco and Prima AFP during the first few quarters of the year.

It is important to remember that the transformation project continues to move forward at BCP Stand-alone with the objective of improving the client experience and the control over expenses in the long-term. Efforts have begun to replicate this initiative at Credicorp’s other subsidiaries, which has led to an increase in investment levels throughout the group.

Finally, it is important to note that the efficiency ratio at Credicorp Capital, under Credicorp’s methodology, is around 100% given that it does not include all of the components of core income (operating income + net gain on sales of securities). If all core income were to be included in the calculation, Credicorp’s efficiency ratio would have situated between 75%-85% in the last few quarters.

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8.	Regulatory Capital

8.1. Regulatory Capital – BAP

Regulatory Capital and Capital Adequacy Ratios	As of			% change
S/ 000	Dec 17	Sep 18	Dec 18	QoQ	YoY
Capital Stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury Stocks	(208,937)	(207,994)	(207,994)	0.0%	-0.5%
Capital Surplus	271,948	249,398	246,194	-1.3%	-9.5%
Legal and Other capital reserves (1)	14,647,709	17,576,109	17,598,556	0.1%	20.1%
Minority interest (2)	348,646	311,469	311,230	-0.1%	-10.7%
Loan loss reserves (3)	1,394,135	1,476,168	1,591,484	7.8%	14.2%
Perpetual subordinated debt	729,225	660,000	674,600	2.2%	-7.5%
Subordinated Debt	4,520,766	4,680,739	4,770,421	1.9%	5.5%
Investments in equity and subordinated debt of financial and insurance companies	(663,528)	(604,352)	(637,471)	5.5%	-3.9%
Goodwill	(635,975)	(635,968)	(591,366)	-7.0%	-7.0%
Deduction for subordinated debt limit (50% of Tier I excluding deductions) (4)	-	-	-	-	-
Deduction for Tier I Limit (50% of Regulatory capital) (4)	-	-	-	-	-
Total Regulatory Capital (A)	21,722,982	24,824,563	25,074,646	1.0%	15.4%
Tier I (5)	12,644,124	13,464,685	13,503,884	0.3%	6.8%
Tier II (6) + Tier III (7)	9,078,858	11,359,878	11,570,762	1.9%	27.4%
Financial Consolidated Group (FCG) Regulatory Capital Requirements	17,385,609	19,110,797	19,629,305	2.7%	12.9%
Insurance Consolidated Group (ICG) Capital Requirements	913,427	983,100	983,100	0.0%	7.6%
FCG Capital Requirements related to operations with ICG (8)	(287,730)	(225,561)	(212,498)	-5.8%	-26.1%
ICG Capital Requirements related to operations with FCG (9)	-	-	-	-	-
Total Regulatory Capital Requirements (B)	18,011,306	19,868,336	20,399,907	2.7%	13.3%
Regulatory Capital Ratio (A) / (B)	1.21	1.25	1.23
Required Regulatory Capital Ratio (10)	1.00	1.00	1.00

(1) Legal and other capital reserves include restricted capital reserves (S/ 12,071 million) and optional capital reserves (S/ 5,528 million).

(2) Minority interest includes Tier I (S/ 311 million)

(3) Up to 1.25% of total risk-weighted assets of Banco de Crédito del Perú, Solución Empresa Administradora Hipotecaria, Mibanco and Atlantic Security Bank.

(4) Tier II + Tier III cannot be more than 50% of total regulatory capital.

(5) Tier I = capital + restricted capital reserves + Tier I minority interest - goodwill - (0.5 x investment in equity and subordinated debt of financial and insurance companies) + perpetual subordinated debt.

(6) Tier II = subordinated debt + TierII minority interest tier + loan loss reserves - (0.5 x investment in equity and subordinated debt of financial and insurance companies).

(7) Tier III = Subordinated debt covering market risk only.

(8) Includes regulatory capital requirements of the financial consolidated group.

(9) Includes regulatory capital requirements of the insurance consolidated group.

(10) Regulatory Capital / Total Regulatory Capital Requirements (legal minimum = 1.00).

Credicorp’s Total Regulatory Capital registered a slight increase of 1% QoQ, mainly due to growth in provisions and subordinated debt. However, YoY growth was situated at 15.4% as a result of the increase in legal and other capital reserves, which grow in March in every year with the capitalization of earnings.

With regard to the Regulatory Capital Ratio, Credicorp maintained a comfortable level at the end of 4Q18, which represented 1.23 times the capital required by the regulator in Peru. This ratio fell slightly QoQ due to an increase in the Total Regulatory Capital Requirement (+2.7% QoQ), which was primarily due to expansion in the financial business after favorable loan growth at BCP Consolidated.

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8.2. Regulatory Capital – BCP Stand-alone based on Peru GAAP

Regulatory Capital and Capital Adequacy Ratios	As of			% change
S/ 000	Dec 17	Sep 18	Dec 18	QoQ	YoY
Capital Stock	7,933,342	8,770,365	8,770,365	0.0%	10.6%
Legal and Other capital reserves	3,885,494	4,184,309	4,184,309	0.0%	7.7%
Accumulated earnings with capitalization agreement	-	-	-
Loan loss reserves (1)	1,234,999	1,190,912	1,307,303	9.8%	5.9%
Perpetual subordinated debt	729,225	660,000	674,600	2.2%	-7.5%
Subordinated Debt	3,978,406	4,133,057	4,224,153	2.2%	6.2%
Unrealized profit (loss)	-	-	-
Investment in subsidiaries and others, net of unrealized profit and net income	(1,241,060)	(1,323,808)	(1,359,608)	2.7%	9.6%
Investment in subsidiaries and others	(1,587,715)	(1,845,441)	(1,794,992)	-2.7%	13.1%
Unrealized profit and net income in subsidiaries	346,656	521,633	435,384	-16.5%	25.6%
Goodwill	(122,083)	(122,083)	(122,083)	0.0%	0.0%
Total Regulatory Capital	16,398,322	17,492,752	17,679,038	1.1%	7.8%
Off-balance sheet	33,218,412	83,769,728	84,543,806	0.9%	154.5%
Tier 1 (2)	11,805,448	12,830,686	12,827,386	0.0%	8.7%
Tier 2 (3) + Tier 3 (4)	4,592,875	4,662,065	4,851,652	4.1%	5.6%
Total risk-weighted assets	108,950,140	117,083,174	124,798,031	6.6%	14.5%
Market risk-weighted assets (5)	1,391,099	1,256,762	1,760,750	40.1%	26.6%
Credit risk-weighted assets	98,799,888	106,878,174	114,006,079	6.7%	15.4%
Operational risk-weighted assets	8,759,154	8,948,239	9,031,203	0.9%	3.1%
Adjusted Risk-Weighted Assets	108,293,546	116,212,161	123,261,266	6.1%	13.8%
Total risk-weighted assets	108,950,140	117,083,174	124,798,031	6.6%	14.5%
(-) RWA Intangible assets, excluding goodwill.	656,594	1,426,100	2,082,049	46.0%	217.1%
(+) RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1	-	555,087	545,285	-1.8%
(+) RWA Deferred tax assets generated as a result of past losses	-	-	-
Total capital requirement	13,569,117	15,012,149	15,914,011	6.0%	17.3%
Market risk capital requirement (5)	139,110	125,676	176,075	40.1%	26.6%
Credit risk capital requirement	9,879,989	10,687,817	11,400,608	6.7%	15.4%
Operational risk capital requirement	875,915	894,824	903,120	0.9%	3.1%
Additional capital requirements	2,674,103	3,303,831	3,434,207	3.9%	28.4%
Capital ratios
Tier 1 ratio (6)	10.84%	10.96%	10.28%
Common Equity Tier 1 ratio (7)	11.83%	11.61%	11.55%
BIS ratio (8)	15.05%	14.94%	14.17%
Risk-weighted assets / Regulatory capital	6.64	6.69	7.06

(1) Up to 1.25% of total risk-weighted assets.

(2) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net income in subsidiaries) –

Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(3) Tier 2 = Subordinated debt + Loan loss reserves + (0.5 x Unrealized profit and net income in subsidiaries) - (0.5 x Investment in subsidiaries).

(4) Tier 3 = Subordinated debt covering market risk only. Tier 3 exists since 1Q10.

(5) It includes capital requirement to cover price and rate risk.

(6) Tier 1 / Risk-weighted assets.

(7) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

Adjusted Risk-Weighted Assets = Risk-weighted assets - (RWA Intangible assets, excluding goodwill, + RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1, + RWA Deferred tax assets generated as a result of past losses).

(8) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011).

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At the end of 4Q18, BCP Stand-alone reported a reduction in its BIS and Tier 1 ratios, which were situated at 14.17% and 10.28%, respectively. This was due primarily to an increase of 6.8% in risk-weighted assets (RWAs), in a scenario in which regulatory capital increased only 1.1% QoQ. RWAs grew mainly because of higher level of RWAs for credit risk, which reflects the loan expansion posted in 4Q18.

Common Equity Tier 1 Ratio – BCP Stand-alone

September 2018	December 2018

(1) Includes investments in BCP Bolivia and other subsidiaries.

Finally, the common equity tier 1 ratio (CET1), which is considered the most rigorous measurement of capitalization levels, registered a contraction of -6 bps QoQ and situated at 11.55% at the end of December. This was mainly attributable higher level of RWAs in line with loan growth, which was partially offset by net income generation in 4Q18.

45

9.	Distribution channels

The distribution channels at BCP Stand-alone, Mibanco and BCP Bolivia posted a total of 10,500 points of contact at the end of 2018, which represented an increase of 153 points QoQ and 515 YoY.

9.1 Points of contact – BCP Stand-alone

	As of			change (units)
	Dec 17	Sep 18	Dec 18	QoQ	YoY
Branches	448	430	421	-9	-27
ATMs	2,329	2,294	2,271	-23	-58
Agentes BCP	6,310	6,646	6,764	118	454
Total BCP's Network	9,087	9,370	9,456	86	369

BCP Stand-alone registered a total of 9,456 points of contact at the end of 4Q18, which represented growth of 86 points QoQ. This was due primarily to growth in the number of Agentes BCP (+118 QoQ) related to a commercial strategy to increase the number of points of contact through cost-efficient channels. The goal to top 6600 Agentes BCP at year-end was reached in 3Q18.

In the YoY analysis, the total number of points of contact at BCP Stand-alone rose by 369, which was mainly attributable to an increase in Agentes BCP (+454). The number of branches fell by 27 YoY, in line with the transformation strategy and the migration of clients to cost-efficient channels.

9.1.1 Points of contact by location – BCP Stand-alone

	As of			change (units)
	Dec 17	Sep 18	Dec 18	QoQ	YoY
Lima	281	271	264	-7	-17
Provinces	167	159	157	-2	-10
Total Branches	448	430	421	-9	-27
Lima	1,528	1,513	1,501	-12	-27
Provinces	801	781	770	-11	-31
Total ATM's	2,329	2,294	2,271	-23	-58
Lima	3,327	3,469	3,457	-12	130
Provinces	2,983	3,177	3,307	130	324
Total Agentes BCP	6,310	6,646	6,764	118	454
Total points of contact	9,087	9,370	9,456	86	369

This quarter, BCP Stand-alone’s points of contact increased by 86. In Lima, the number dropped by 31 points while in the provinces an increase of 117 points was reported.

In the YoY analysis, the significant growth in the total number of points of contact was mainly explained by the increase of 454 Agentes BCP, both in Lima (+130) and in the provinces (+324). It is important to note that the plan for growth is based on this channel’s historical performance in each territory to ensure that we hit the target for country-wide expansion. Credicorp is betting on higher growth in the provinces because this channel represents a more effective means of increasing access to the public than the branches.

The aforementioned offset the drop in the number of Branches and ATMs. The drop in the number of branches was seen both in Lima (-17) and in the provinces (-10), which reflects client migration to cost-efficient channels. The number of ATMs in Lima dropped (-27) after units were removed from branches. In the provinces, the number of ATMs fell alongside a drop in the number of branches.

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9.1.2 Transactions per channel – BCP Stand-alone

Transactions per channel – BCP Stand-alone

		Monthly average in each quarter						% change
	N° of Transactions per channel (1)	4Q17%		3Q18%		4Q18%		QoQ	YoY
Traditional	Teller	8,379,478	6.4%	8,102,687	5.3%	8,253,527	4.9%	1.9%	-1.5%
channels	Telephone banking	4,892,314	3.7%	4,896,746	3.2%	5,352,943	3.2%	9.3%	9.4%
Cost-efficient	Agentes BCP	19,383,629	14.7%	23,391,555	15.4%	25,641,330	15.1%	9.6%	32.3%
channels	ATMs	22,034,832	16.8%	18,838,132	12.4%	21,283,188	12.5%	13.0%	-3.4%
Digital	Mobile banking	33,389,721	25.4%	48,996,671	32.2%	60,966,991	35.9%	24.4%	82.6%
channels	Internet banking Via BCP	17,447,776	13.3%	19,605,889	12.9%	16,931,303	10.0%	-13.6%	-3.0%
	Balance inquiries	1,877,972	1.4%	1,569,552	1.0%	1,441,490	0.8%	-8.2%	-23.2%
	Telecrédito	10,746,093	8.2%	11,343,966	7.5%	12,037,379	7.1%	6.1%	12.0%
Others	Direct debit	613,776	0.5%	664,662	0.4%	670,435	0.4%	0.9%	9.2%
	Points of sale P.O.S.	12,534,911	9.5%	14,333,713	9.4%	16,986,238	10.0%	18.5%	35.5%
	Other ATMs network	220,218	0.2%	215,688	0.1%	237,932	0.1%	10.3%	8.0%
	Total transactions	131,520,719	100.0%	151,959,261	100.0%	169,802,756	100.0%	11.7%	29.1%

(1) Estas cifras incluyen transacciones monetarias y no monetarias.

The monthly average of transactions increased QoQ (+11.7%) and YoY (+29.1%). It is important to note the sustained increase throughout 2018 in transactions through Mobile Banking, which continued to post significant growth in its share of total transactions to account for 35.9% in 4Q18. This was in line with the strategy to migrate clients to digital channels to reduce costs.

The number of transactions through Internet Banking Via BCP fell significantly (-13.6% QoQ); Balance Inquiries also fell, but to a lesser extent (-8.2% QoQ).

The YoY analysis, which excludes the seasonal effect, reflects an increase in the monthly average of transactions. This was primarily attributable to an increase in volumes through the following channels:

(i)	Mobile Banking (+82.6% YoY) continued to post growth in its share of total transactions through the mobile applications “Banca Celular BCP” and “Tus Beneficios BCP”, specifically to growth in time deposits; to an increase in the number of digital token users, which allows clients to conduct transactions in an easier and safer manner; and to loans and services payments. Additionally, different initiatives were conducted in Retail Banking to promote this channel’s use (such as social media campaigns).

(ii)	Agentes BCP (+32.3% YoY) due to growth in drafts. It is important to note that the functionality of draft transactions has improved, and the transactions time has been reduced; this has boosted clients’ confidence levels and consequently, driven demand for transactions via this channel. A large portion of growth in transactions was due to an uptick in the number of Agentes BCP (+454 YoY) and to an increase in market demand for this channel. Deposits, withdrawals and service payments also increased, although to a lesser extent.

(iii)	Points of sale P.O.S increased (+35.5% YoY), which was primarily due to growth in VISANET penetration levels. This channel’s share of total monthly average transactions increased to 10.0% in 4Q18 vs. 9.5% in 4Q17.

The channels that posted a decrease in transactions YoY were: (i) ATMs (-3.4%) due to an increase in the use of Agentes BCP and (ii) Internet Banking Vía BCP (-3.0%), which was associated with higher use of Mobile Banking given that this channel offers functions that are similar to Internet Banking and has captured more clients through campaigns to expand the use of Digital Tokens. It is important to note that the drop in both channels was generated by a decline in non-monetary transactions.

It is important to note that future growth in banking in the region will be concentrated mainly in digital channels; as such, Credicorp will continue to increase its strategic position in these cost-effective venues. This is in line with Credicorp’s Transformation Strategy and is the driving force behind the fact that Mobile Banking posted the highest growth in the total transactions volume.

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9.2 Points of contact – Mibanco

	As of			change (units)
	Dec 17	Sep 18	Dec 18	QoQ	YoY
Total Mibanco's Network (1)	324	326	326	-	2

(1) Mibanco does not have Agentes or ATMs because it uses the BCP network. Mibanco branches include Banco de la Nacion branches, which in Dec 17, Sep 18 and Dec 18 were 38, 38 and 37 respectively.

At Mibanco, the number of branches remained stable QoQ. It is important to note that Mibanco has an agreement with the Banco de la Nacion that allows it to use the latter’s branches around the country to reduce operating costs. At the end of 4Q18, these branches represented 11% (37 branches) of a total of 326 branches.

YoY Mibanco posted an increase in the total number of branches, in line with on-going business growth.

9.3 Points of contact – BCP Bolivia

	As of			change (units)
	Dec 17	Sep 18	Dec 18	QoQ	YoY
Branches	55	54	56	2	1
ATMs	270	279	293	14	23
Agentes BCP Bolivia	249	318	369	51	120
Total Bolivia's Network	574	651	718	67	144

BCP Bolivia increased its number of points of contact QoQ by 67 points in 4Q18, which was in line with its strategy to reach 300 Agentes by the end of 2018. This goal was achieved in 3Q18.

BCP Bolivia increased its points of contact YoY (+144). This was primarily due to growth in the number of Agentes.

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10.	Economic Perspectives

10.1. Peru Economic Forecasts

Peru	2015	2016	2017	2018	2019
GDP (US$ Millions)	192,353	195,707	215,411	222,062	227,500
Real GDP (% change)	3.3	4.0	2.5	4.0	3.7
GDP per capita (US$)	6,165	6,213	6,774	6,896	7,000
Domestic demand (% change)	2.9	1.1	1.6	4.4	3.8
Total consumption (% change)	4.9	2.7	2.3	3.4	3.5
Private Consumption (% change)	4.0	3.3	2.5	3.7	3.6
Gross fixed investment (as % GDP)	23.8	22.3	21.0	22.9	22.8
Private Investment (% change)	-4.2	-5.4	0.2	4.8	5.4
Public Investment (% change)	-9.5	-0.2	-2.3	8.4	-5.0
Public Debt (as % GDP)	23.0	23.6	24.7	25.5	26.5
System loan growth (% change)(1)	14.4	4.9	5.6	-	-
Inflation(2)	4.4	3.2	1.4	2.2	2.5
Reference Rate	3.75	4.25	3.25	2.75	3.25
Exchange rate, end of period	3.41	3.36	3.24	3.37	3.35-3.40
Exchange rate, (% change)	14.6%	-1.7%	-3.5%	4.1%	0.0%
Fiscal balance (% GDP)	-2.1	-2.6	-3.1	-2.5	-2.3
Trade balance (US$ Millions)	-2,916	1,952	6,571	6,000	4,500
(As % GDP)	-1.5%	1.0%	3.1%	2.7%	2.0%
Exports	34,414	37,080	45,275	49,400	50,500
Imports	37,330	35,128	38,704	43,400	46,000
Current account balance (US$ Millions)	-9,169	-5,303	-2,716	-3,997	-4,550
(As % GDP)	-4.8%	-2.7%	-1.3%	-1.8%	-2.0%
Net international reserves (US$ Millions)	61,485	61,686	63,621	60,121	61,900
(As % GDP)	32.0%	31.5%	29.5%	27.1%	27.2%
(As months of imports)	20	21	20	17	16

Source: Estimates by BCP Economic Research as of January 2019; INEI, BCRP, and SBS.

(1) Financial System, Current Exchange Rate.

(2) Inflation target: 1% - 3%.

10.2. Main Economic Variables

Economic Activity – GDP (% change YoY)

Source: INEI

49

In 4Q18 GDP estimate expanded around 5.0% YoY. The acceleration in the last quarter growth corresponds to the second anchovy fishing season (there was none in 4Q17), which contributed 1.3 percentage points between its direct and indirect effects on fishing and primary resource manufacturing. Moreover, non-primary sectors bolstered their growth to around 4.6% YoY due to an acceleration of public investment of the general government (4Q18: 19% YoY vs 3Q18: 1% YoY).

The economy would have grown 4.0% during 2018 and reached one of the highest growth rates within the regional peers.

Inflation and Monetary Policy rate (%)

Source: INEI, BCRP

Inflation closed in 2018 at 2.2% YoY (3Q18: 1.3%), within the target range of the Central Bank (1%-3%) for the second consecutive year. In parallel, core inflation –excludes foods and energy- closed 2018 also at 2.2% YoY, and adds up three years within the target range of the Central Bank.

During 4Q18 the Central Bank held its policy rate constant at 2.75% (it lowered its reference rate 50bps during 1Q18). The institution took into account that the economic activity showed signals of higher dynamism in the latest quarter, although activity remains below its potential. Hence, the Board of the Central Bank considered appropriate to maintain the expansive monetary policy stance amid anchored inflation expectations and economic activity below its potential.

Fiscal Result and Current Account Balance (% of GDP, Quarter)

Source: BCRP

*BCP estimates

50

The fiscal deficit in 2018 represented 2.5% of GDP (3Q18: 2.1%) and was the lowest level since 2016. Nonetheless, the increase of the annualized fiscal deficit in the last quarter corresponded to: (i) a moderation of fiscal revenues from the general government (in real terms, it decelerated from 12.5% YoY in 3Q18 to 1.2% YoY in 4Q18), and (ii) an increase in public investment of the general government (in real terms, it accelerated from 1% YoY in 3Q18 to 19% YoY in 4Q18).

In the period Jan/Nov-18, the trade balance registers a surplus of US$ 5,598 million. In this period, exports added up US$ 44.3 billion, an increase of 8.9% YoY (traditional goods: +6.9%, non-traditional goods: +14.5%). It is important to highlight that copper exports increased 8.6% YoY in the same period. Regarding imports, between Jan/Nov-18 they added up US$ 38.8 billion, an increase of 9.6% YoY (consumer: +3.3%, raw materials: +17.1%, capital: +3.3%). In 2018 the average copper price was US$/lb. 2.96, which represented a 4-year peak.

Exchange rate (S/ per US$)

Source: SBS

In 4Q18 the exchange rate closed at 3.373 Soles per US Dollar, by which the Peruvian Sol depreciated 2.2%, compared to 3Q18, and closed 2018 with a 4.1% depreciation compared to 2017 (3.241 Soles per US Dollar). In the last quarter of the year financial markets were exposed to corrections (S&P 500, Euro Stoxx 50 and Shanghai Comp fell 14.0%, 11.7% and 11.6% respectively) and a higher global risk aversion. These factors lead the exchange rate to fluctuate between 3.35-3.40 Soles per US Dollar.

In 4Q18 almost all currencies of the region depreciated. With exception of the Brazilian Real (+4.2%), the Colombian Peso (-9.7%), Chilean Peso (-5.7%), Mexican peso (-5.0%) and Peruvian Sol (-2.2%) depreciated. Regarding FX intervention, the Central Bank through the issuance of Currency Swaps (Sales) for a total of US$ 1,542 million.

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Safe Harbor for Forward-Looking Statements

This material includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical information provided herein are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions.

Forward-looking statements can be identified by words such as: "anticipate”, "intend", "plan", "goal”, "seek”, "believe”, "project", "estimate”, "expect", "strategy”, "future”, "likely”, "may”, "should”, "will" and similar references to future periods. Examples of forward-looking statements include, among others, statements or estimates we make regarding guidance relating to Return on Average Equity, Sustainable Return on Average Equity, Cost of Risk, Loan growth, Efficiency ratio, BCP Stand-alone Common Equity Tier 1 Capital ratio and Net Interest Margin, current or future volatility in the credit markets and future market conditions, expected macroeconomic conditions, our belief that we have sufficient liquidity to fund our business operations during the next year, expectations of the effect on our financial condition of claims, litigation, environmental costs, contingent liabilities and governmental and regulatory investigations and proceedings, strategy for customer retention, growth, product development, market position, financial results and reserves and strategy for risk management.

The Company cautions readers that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation: (1) adverse changes in the Peruvian economy with respect to the rates of inflation, economic growth, currency devaluation, and other factors, (2) adverse changes in the Peruvian political situation, including, without limitation, the reversal of market-oriented reforms and economic recovery measures, or the failure of such measures and reforms to achieve their goals, and (3) adverse changes in the markets in which the Company operates, including increased competition, decreased demand for financial services, and other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

Any forward-looking statement made in this material is based only on information currently available to the Company and speaks only as of the date on which it is made. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company’s business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events

52

11.	Appendix

11.1. Credicorp

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In S/ thousands, IFRS)

	As of			% change
	4Q17	3Q18	4Q18	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	5,039,602	5,430,994	6,170,151	13.6%	22.4%
Interest bearing	25,311,125	17,983,724	19,611,116	9.0%	-22.5%
Total cash and due from banks	30,350,727	23,414,718	25,781,267	10.1%	-15.1%

Fair value through profit or loss investments (1)	4,549,050	4,722,191	3,974,003	-15.8%	-12.6%

Loans	100,477,774	105,028,343	110,759,390	5.5%	10.2%
Current	97,458,552	101,839,950	107,642,312	5.7%	10.4%
Internal overdue loans	3,019,222	3,188,393	3,117,078	-2.2%	3.2%
Less - allowance for loan losses	(4,500,498)	(4,920,319)	(4,952,392)	0.7%	10.0%
Loans, net	95,977,276	100,108,024	105,806,998	5.7%	10.2%

Fair value through other comprehensive income investments	24,437,263	23,516,932	25,199,135	7.2%	3.1%
Amortized cost investments	4,429,599	4,106,966	4,154,838	1.2%	-6.2%
Reinsurance assets	715,695	827,001	842,043	1.8%	17.7%
Premiums and other policyholder receivables	656,829	741,316	887,273	19.7%	35.1%
Property, plant and equipment, net	1,642,814	1,531,571	1,552,056	1.3%	-5.5%
Due from customers on acceptances	532,034	969,702	967,968	-0.2%	81.9%
Investments in associates (1)(2)	708,873	573,750	582,132	1.5%	-17.9%
Other assets (3)	6,506,586	7,943,426	7,498,619	-5.6%	15.2%

Total assets	170,506,746	168,455,597	177,246,332	5.2%	4.0%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations
Non-interest bearing	24,193,949	24,975,666	26,609,832	6.5%	10.0%
Interest bearing	72,976,462	72,399,745	77,945,036	7.7%	6.8%
Total deposits and obligations	97,170,411	97,375,411	104,554,868	7.4%	7.6%

BCRP instruments	9,467,943	4,851,806	5,226,870	7.7%	-44.8%
Repurchase agreements (4)	2,360,763	2,739,629	2,638,231	-3.7%	11.8%
Due to banks and correspondents	7,996,889	7,509,183	8,448,139	12.5%	5.6%
Bonds and subordinated debt	16,242,257	15,194,775	15,457,540	1.7%	-4.8%
Acceptances outstanding	532,034	969,702	967,968	-0.2%	81.9%
Reserves for property and casualty claims	1,180,852	1,340,913	1,366,670	1.9%	15.7%
Reserve for unearned premiums	6,262,908	6,834,070	7,086,002	3.7%	13.1%
Reinsurance payable	397,553	482,519	507,876	5.3%	27.8%
Other liabilities	6,641,433	7,720,422	6,726,092	-12.9%	1.3%
Total liabilities	148,253,043	145,018,430	152,980,256	5.5%	3.2%

Net equity	21,756,568	23,006,133	23,839,243	3.6%	9.6%
Capital stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury stock	(208,937)	(207,994)	(207,994)	0.0%	-0.5%
Capital surplus	271,948	249,398	246,194	-1.3%	-9.5%
Reserves	14,647,709	17,576,109	17,598,556	0.1%	20.1%
Unrealized gains (losses)	1,455,595	899,547	708,453	-21.2%	-51.3%
Retained earnings	4,271,260	3,170,080	4,175,041	31.7%	-2.3%

Non-controlling interest	497,135	431,034	426,833	-1.0%	-14.1%

Total equity	22,253,703	23,437,167	24,266,076	3.5%	9.0%

Total liabilities and net shareholders' equity	170,506,746	168,455,597	177,290,426	5.2%	4.0%

Off-balance sheet	65,840,952	120,784,835	121,222,849	0.4%	84.1%
Total performance bonds, stand-by and L/Cs.	19,369,559	18,723,556	20,774,271	11.0%	7.3%
Undrawn credit lines, advised but not committed	23,553,406	74,633,738	74,234,033	-0.5%	215.2%
Total derivatives (notional) and others	22,917,987	27,427,541	26,214,545	-4.4%	14.4%

(1) Figures are different from previously reported because of reclassifications between Fair value through profit or loss investments and Investments in associates due to IFRS 9 account policies. Reclassifications have only been made for the 2018 period.

(2) Mainly includes JV between Grupo Pacifico and Banmedica.

(3) Mainly includes receivables, goodwill, tax credit, and others.

(4) Since 2Q18, Repurchase agreements is excluded from Other liabilities and shown in an individual account.

53

CREDICORP LTD. AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In S/ thousands, IFRS)

	Quarter			% change		Year		% change
	4Q17	3Q18	4Q18	QoQ	YoY	2017	2018	2018 / 2017
Interest income and expense
Interest and dividend income	2,832,384	2,887,326	3,033,544	5.1%	7.1%	11,056,862	11,522,634	4.2%
Interest expense (1)	(766,410)	(748,193)	(789,292)	5.5%	3.0%	(2,985,374)	(3,033,530)	1.6%
Net interest income	2,065,974	2,139,133	2,244,252	4.9%	8.6%	8,071,488	8,489,104	5.2%

Provision for loan losses, net of recoveries	(441,250)	(439,558)	(407,954)	-7.2%	-7.5%	(1,789,165)	(1,531,708)	-14.4%

Non-financial income
Fee income (1)	783,976	773,529	836,642	8.2%	6.7%	2,906,546	3,126,857	7.6%
Net gains on foreign exchange transactions (2)	172,709	182,777	212,213	16.1%	22.9%	650,228	737,954	13.5%
Net gains on sales of securities	237,705	55,205	52,841	-4.3%	-77.8%	724,799	192,465	-73.4%
Net gains from associates (3)	4,747	4,974	12,971	160.8%	173.2%	16,216	35,838	121.0%
Net gains on derivatives (4)	8,213	674	(1,697)	-351.8%	-120.7%	103,580	13,262	-87.2%
Result on exchange difference (2)	1,991	8,834	268	-97.0%	-86.5%	17,394	16,022	-7.9%
Other income	69,249	67,174	37,842	-43.7%	-45.4%	252,497	271,901	7.7%
Total non-financial income, net	1,278,590	1,093,167	1,151,080	5.3%	-10.0%	4,671,260	4,394,299	-5.9%

Insurance underwriting result
Net earned premiums	479,022	536,277	534,381	-0.4%	11.6%	1,888,236	2,091,366	10.8%
Net claims	(283,354)	(318,644)	(325,402)	2.1%	14.8%	(1,118,305)	(1,239,636)	10.8%
Acquisition cost	(66,141)	(96,382)	(87,824)	-8.9%	32.8%	(264,643)	(380,310)	43.7%
Total insurance underwriting result	129,527	121,251	121,155	-0.1%	-6.5%	505,288	471,420	-6.7%

Total expenses
Salaries and social benefits	(804,067)	(794,634)	(867,069)	9.1%	7.8%	(3,064,273)	(3,219,875)	5.1%
Administrative, general and tax expenses	(610,031)	(590,491)	(682,118)	15.5%	11.8%	(2,177,833)	(2,330,044)	7.0%
Depreciation and amortization	(117,414)	(114,613)	(118,632)	3.5%	1.0%	(462,058)	(465,673)	0.8%
Other expenses	(42,912)	(20,006)	(79,209)	295.9%	84.6%	(179,772)	(215,310)	19.8%
Total expenses	(1,574,424)	(1,519,744)	(1,747,028)	15.0%	11.0%	(5,883,936)	(6,230,902)	5.9%

Operating income	1,458,417	1,394,249	1,361,505	-2.3%	-6.6%	5,574,935	5,592,213	0.3%

Income taxes	(371,284)	(363,154)	(384,352)	5.8%	3.5%	(1,393,286)	(1,520,909)	9.2%

Net income	1,087,133	1,031,095	977,153	-5.2%	-10.1%	4,181,649	4,071,304	-2.6%
Non-controlling interest	23,475	19,809	20,220	2.1%	-13.9%	89,895	87,439	-2.7%
Net income attributed to Credicorp	1,063,658	1,011,286	956,933	-5.4%	-10.0%	4,091,754	3,983,865	-2.6%

(1) Figures differ from previously reported, please consider the data presented on this report.

(2) The new account “Result on exchange difference” includes what was previously reported as: (i) the translation result and (ii) net gains on currency trading, which was previously included in net gains on foreign exchange transactions.

(3) Includes the agreement between Grupo Pacifico and Banmedica.

(4) Since 1Q17, “Net gains on derivatives” will be reported as non-financial income rather than net interest income, as was the case in the past.

54

11.2. BCP Consolidated

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(In S/ thousands, IFRS)

	As of			% change
	Dec 17	Sep 18	Dec 18	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	4,637,329	5,011,137	5,716,307	14.1%	23.3%
Interest bearing	24,245,167	16,696,793	17,852,278	6.9%	-26.4%
Total cash and due from banks	28,882,496	21,707,930	23,568,585	8.6%	-18.4%

Fair value through profit or loss investments	2,127,933	350,710	75,948	-78.3%	-96.4%

Loans	91,598,235	95,616,875	101,193,839	5.8%	10.5%
Current	88,700,394	92,568,501	98,217,198	6.1%	10.7%
Internal overdue loans	2,897,841	3,048,374	2,976,641	-2.4%	2.7%
Less - allowance for loan losses	(4,273,613)	(4,684,448)	(4,706,870)	0.5%	10.1%
Loans, net	87,324,622	90,932,427	96,486,969	6.1%	10.5%

Fair value through other comprehensive income investments	12,051,088	12,310,693	14,246,979	15.7%	18.2%
Amortized cost investments	4,084,680	3,799,355	3,852,399	1.4%	-5.7%
Property, plant and equipment, net	1,436,417	1,333,907	1,347,695	1.0%	-6.2%
Due from customers acceptances	532,034	969,702	967,968	-0.2%	81.9%
Other assets (1)	3,219,397	3,832,235	4,222,408	10.2%	31.2%

Total assets	139,658,667	135,236,959	144,768,951	7.0%	3.7%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations	85,506,358	85,915,042	93,033,697	8.3%	8.8%
Demand deposits	26,146,487	25,992,849	29,426,308	13.2%	12.5%
Saving deposits	26,793,277	28,400,733	30,335,795	6.8%	13.2%
Time deposits	25,199,406	24,399,519	25,497,767	4.5%	1.2%
Severance indemnity deposits (CTS)	7,170,934	6,923,829	7,571,375	9.4%	5.6%
Interest payable	196,254	198,112	202,452	2.2%	3.2%

BCRP instruments	9,286,032	4,806,219	5,168,765	7.5%	-44.3%
Repurchase agreements (2)	2,055,861	1,946,985	2,001,143	2.8%	-2.7%
Due to banks and correspondents	8,264,139	7,666,566	8,583,889	12.0%	3.9%
Bonds and subordinated debt	15,451,019	14,450,969	14,736,828	2.0%	-4.6%
Acceptances outstanding	532,034	969,702	967,968	-0.2%	81.9%
Other liabilities (3)	3,012,397	3,164,550	3,191,364	0.8%	5.9%

Total liabilities	124,107,840	118,920,033	127,683,654	7.4%	2.9%

Net shareholders' equity	15,398,256	16,177,667	16,977,532	4.9%	10.3%
Capital stock	7,639,962	8,476,984	8,476,984	0.0%	11.0%
Reserves	3,666,632	3,965,447	3,965,447	0.0%	8.1%
Unrealized gains and losses	70,045	49,695	8,665	-82.6%	-87.6%
Retained earnings	1,007,086	1,127,119	1,158,452	2.8%	15.0%
Income for the year	3,014,531	2,558,422	3,367,984	31.6%	11.7%

Non-controlling interest	152,571	139,259	107,765	-22.6%	-29.4%

Total equity	15,550,827	16,316,926	17,085,297	4.7%	9.9%

TOTAL LIABILITIES AND NET SHAREHOLDERS' EQUITY	139,658,667	135,236,959	144,768,951	7.0%	3.7%

Off-balance sheet	53,783,183	109,893,889	109,579,381	-0.3%	103.7%
Total performance bonds, stand-by and L/Cs	18,170,672	17,051,392	18,876,728	10.7%	3.9%
Undrawn credit lines, advised but not committed	15,363,970	66,950,168	65,983,775	-1.4%	329.5%
Total derivatives (notional) and others	20,248,541	25,892,329	24,718,878	-4.5%	22.1%

(1) Mainly includes intangible assets, other receivable accounts and tax credit.

(2) Since 2Q18, Repurchase agreements is excluded from Other liabilities and shown in a individual account.

(3) Mainly includes other payable accounts.

55

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In S/ thousands, IFRS)

	Quarter			% change		Year		% change
	4Q17	3Q18	4Q18	QoQ	YoY	2017	2018	2018 / 2017
Interest income and expense
Interest and dividend income	2,514,877	2,553,311	2,683,753	5.1%	6.7%	9,797,475	10,211,253	4.2%
Interest expense	(673,190)	(647,701)	(683,378)	5.5%	1.5%	(2,661,717)	(2,631,510)	-1.1%
Net interest income	1,841,687	1,905,610	2,000,375	5.0%	8.6%	7,135,758	7,579,743	6.2%

Provision for loan losses, net of recoveries	(422,722)	(422,473)	(390,478)	-7.6%	-7.6%	(1,712,369)	(1,475,062)	-13.9%

Non financial income
Fee income	612,219	624,494	651,822	4.4%	6.5%	2,337,201	2,486,843	6.4%
Net gains on foreign exchange transactions (1)	164,307	174,330	198,051	13.6%	20.5%	621,222	699,002	12.5%
Net gains on sales of securities	5,559	1,405	22,347	1490.5%	302.0%	68,714	31,375	-54.3%
Net gains on derivatives (2)	17,566	(7,316)	2,163	-129.6%	-87.7%	106,328	(2,383)	-102.2%
Result on exchange difference (1)	6,136	6,838	5,621	-17.8%	-8.4%	20,871	25,825	23.7%
Other income	38,625	58,706	11,421	-80.5%	-70.4%	144,948	198,316	36.8%
Total non financial income	844,412	858,457	891,425	3.8%	5.6%	3,299,284	3,438,978	4.2%

Total expenses
Salaries and social benefits	(588,871)	(606,897)	(657,452)	8.3%	11.6%	(2,315,465)	(2,441,977)	5.5%
Administrative, general and tax expenses	(502,271)	(474,723)	(561,638)	18.3%	11.8%	(1,748,196)	(1,866,399)	6.8%
Depreciation and amortization	(90,422)	(89,181)	(92,847)	4.1%	2.7%	(354,376)	(363,298)	2.5%
Other expenses	(21,545)	(24,460)	(32,435)	32.6%	50.5%	(123,019)	(149,552)	21.6%
Total expenses	(1,203,109)	(1,195,261)	(1,344,372)	12.5%	11.7%	(4,541,056)	(4,821,226)	6.2%

Operating income	1,060,268	1,146,333	1,156,950	0.9%	9.1%	4,181,617	4,722,433	12.9%
Income taxes	(302,582)	(311,995)	(342,729)	9.9%	13.3%	(1,144,688)	(1,331,418)	16.3%
Non-controlling interest	(7,099)	(4,563)	(4,659)	2.1%	-34.4%	(22,398)	(23,031)	2.8%
Net income continuing operations	750,587	829,775	809,562	-2.4%	7.9%	3,014,531	3,367,984	11.7%
Net income discontinuing operations	-	-	-	0.0%	0.0%	-	-	0.0%
Net income	750,587	829,775	809,562	-2.4%	7.9%	3,014,531	3,367,984	11.7%

(1) The new account “Result on exchange difference” includes what was previously reported as: (i) the translation result and (ii) net gains on currency trading, which was previously included in net gains on foreign exchange transactions.

(2) Since 1Q17, “Net gain on derivatives” is reported as non-financial income rather than net interest income, as was the case in the past.

56

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

 SELECTED FINANCIAL INDICATORS

	Quarter			Year
	4Q17	3Q18	4Q18	2017	2018
Profitability
Earnings per share (1)	0.086	0.095	0.092	0.344	0.384
ROAA (2)(3)	2.2%	2.5%	2.3%	2.3%	2.4%
ROAE (2)(3)	20.0%	21.1%	19.5%	20.7%	20.8%
Net interest margin (2)(3)	5.61%	5.92%	6.02%	5.56%	5.59%
Risk adjusted NIM (2)(3)	4.32%	4.61%	4.84%	4.22%	4.75%
Funding Cost (2)(3)(4)	2.28%	2.25%	2.34%	2.37%	2.23%

Quality of loan portfolio
IOL ratio	3.16%	3.19%	2.94%	3.16%	2.94%
NPL ratio	4.14%	4.39%	4.18%	4.14%	4.18%
Coverage of IOLs	147.5%	153.7%	158.1%	147.5%	158.1%
Coverage of NPLs	112.8%	111.5%	111.3%	112.8%	111.3%
Cost of risk (5)	1.85%	1.77%	1.54%	1.87%	1.46%

Operating efficiency
Oper. expenses as a percent. of total income - reported (6)	44.7%	43.3%	45.9%	43.2%	43.3%
Oper. expenses as a percent. of total income - including all other items	44.8%	43.2%	46.5%	43.5%	43.8%
Oper. expenses as a percent. of av. tot. assets (2)(3)(6)	3.46%	3.47%	3.75%	3.31%	3.28%

Capital adequacy (7)
Total regulatory capital (S/ Million)	16,398	17,493	17,679	16,398	17,679
Tier 1 capital (S/ Million) (8)	11,805	12,831	12,827	11,805	12,827
Common equity tier 1 ratio (9)	11.83%	11.61%	11.55%	11.83%	11.55%
BIS ratio (10)	15.05%	14.94%	14.17%	15.05%	14.17%

Share Information
N° of outstanding shares (Million)	8,770.36	8,770.36	8,770.36	8,770.36	8,770.36

(1) Shares outstanding of 8,770 million is used for all periods since shares have been issued only for capitalization of profits.

(2) Ratios are annualized.

(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) The funding costs differs from previously reported due to a methodoloy change in the denominator, which no longer includes the following accounts: acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

(5) Cost of risk: Annualized provision for loan losses / Total loans.

(6) Total income includes net interest income, fee income, net gain on foreign exchange transactions, result on exchange difference and net gain on derivatives. Operating expenses includes Salaries and social benefits, administrative, general and tax expenses and depreciation and amortization.

(7) All capital ratios are for BCP Stand-alone and based on Peru GAAP

(8) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(9) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

(10) Regulatory capital/ risk-weighted assets. Risk weighted assets include market risk and operational risk.

57

11.3. Mibanco

MIBANCO

(In S/ thousands, IFRS)

	As of			% change
	Dec 17	Sep 18	Dec 18	QoQ	YoY
ASSETS
Cash and due from banks	913,878	922,284	1,012,566	9.8%	10.8%
Investments	2,058,284	2,008,445	2,244,798	11.8%	9.1%
Total loans	9,470,787	9,785,229	10,048,286	2.7%	6.1%
Current	8,890,434	9,133,812	9,401,674	2.9%	5.8%
Internal overdue loans	442,986	531,585	522,689	-1.7%	18.0%
Refinanced	137,367	119,832	123,923	3.4%	-9.8%
Allowance for loan losses	-863,888	-913,037	-919,622	0.7%	6.5%
Net loans	8,606,900	8,872,192	9,128,664	2.9%	6.1%
Property, plant and equipment, net	190,714	174,951	181,468	3.7%	-4.8%
Other assets	593,199	593,853	652,784	9.9%	10.0%
Total assets	12,362,975	12,571,725	13,220,280	5.2%	6.9%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations	7,485,390	8,135,187	8,513,718	4.7%	13.7%
Due to banks and correspondents	1,910,329	1,592,198	1,846,622	16.0%	-3.3%
Bonds and subordinated debt	467,556	367,867	364,333	-1.0%	-22.1%
Other liabilities	803,217	552,644	597,089	8.0%	-25.7%
Total liabilities	10,666,492	10,647,896	11,321,762	6.3%	6.1%

Net equity	1,696,483	1,923,829	1,898,518	-1.3%	11.9%
TOTAL LIABILITIES AND NET SHAREHOLDERS' EQUITY	12,362,975	12,571,725	13,220,280	5.2%	6.9%

	Quarter			% change		Year		% change
	4Q17	3Q18	4Q18	QoQ	YoY	2017	2018	2018 / 2017
Net interest income	486,849	495,385	483,717	-2.4%	-0.6%	1,828,789	1,955,273	6.9%
Provision for loan losses, net of recoveries	-101,993	-138,001	-109,537	-20.6%	7.4%	-398,158	-429,351	7.8%
Net interest income after provisions	384,856	357,384	374,180	4.7%	-2.8%	1,430,632	1,525,922	6.7%
Non-financial income	22,350	26,589	38,382	44.4%	71.7%	96,619	154,184	59.6%
Total expenses	-237,687	-240,347	-256,705	6.8%	8.0%	-982,311	-1,025,475	4.4%
Translation result	-	-	-	0.0%	0.0%	-	-	0.0%
Income taxes	-46,982	-38,868	-53,783	38.4%	14.5%	-145,843	-192,508	32.0%
Net income	122,537	104,758	102,074	-2.6%	-16.7%	399,097	462,122	15.8%

Efficiency ratio	45.3%	46.0%	50.0%	403	472	50.6%	48.6%	-198
ROAE	30.0%	22.4%	21.4%	-100	-860	24.4%	25.7%	130
ROAE incl. good will	27.5%	20.8%	19.9%	-90	-760	22.4%	23.8%	140
L/D ratio	126.5%	120.3%	118.0%	-226	-850
IOL ratio	4.7%	5.4%	5.2%	-23	52
NPL ratio	6.1%	6.7%	6.4%	-22	31
Coverage of IOLs	195.0%	171.8%	175.9%	418	-1,907
Coverage of NPLs	148.9%	140.2%	142.2%	206	-663
Branches (1)	324	326	326	-	2
Employees	10,061	10,087	10,335	248	274

(1) Includes Banco de la Nacion branches, which in December 17 were 38, in September 18 were 38 and in December 18 were 37.

58

11.4. BCP Bolivia

BCP BOLIVIA

(In S/ thousands, IFRS)

	As of			% change
	Dec 17	Sep 18	Dec 18	QoQ	YoY
ASSETS
Cash and due from banks	1,400,145	1,131,992	1,352,941	19.5%	-3.4%
Investments	1,483,091	1,393,722	1,411,294	1.3%	-4.8%
Total loans	6,308,626	7,059,563	7,250,534	2.7%	14.9%
Current	6,167,449	6,903,039	7,088,797	2.7%	14.9%
Internal overdue loans	118,327	136,115	136,964	0.6%	15.7%
Refinanced	22,850	20,408	24,773	21.4%	8.4%
Allowance for loan losses	-219,294	-226,682	-237,518	4.8%	8.3%
Net loans	6,089,332	6,832,881	7,013,016	2.6%	15.2%
Property, plant and equipment, net	56,034	77,069	80,220	4.1%	43.2%
Other assets	89,761	91,372	99,421	8.8%	10.8%
Total assets	9,118,363	9,527,036	9,956,891	4.5%	9.2%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations	7,979,275	8,457,011	8,862,374	4.8%	11.1%
Due to banks and correspondents	104,448	30,026	31,617	5.3%	-69.7%
Bonds and subordinated debt	101,312	102,925	105,602	2.6%	4.2%
Other liabilities	296,652	272,694	266,200	-2.4%	-10.3%
Total liabilities	8,481,687	8,862,656	9,265,793	4.5%	9.2%

Net equity	636,676	664,380	691,098	4.0%	8.5%
TOTAL LIABILITIES AND NET SHAREHOLDERS' EQUITY	9,118,363	9,527,036	9,956,891	4.5%	9.2%

	Quarter			% change		Year		% change
	4Q17	3Q18	4Q18	QoQ	YoY	2017	2018	2018 / 2017
Net interest income	79,937	82,737	81,922	-1.0%	2.5%	314,963	309,035	-1.9%
Provision for loan losses, net of recoveries	-16,833	-15,325	-16,883	10.2%	0.3%	-71,457	-52,152	-27.0%
Net interest income after provisions	63,104	67,412	65,039	-3.5%	3.1%	243,507	256,883	5.5%
Non-financial income	29,141	22,775	31,888	40.0%	9.4%	115,343	124,734	8.1%
Total expenses	-64,028	-64,798	-60,978	-5.9%	-4.8%	-243,584	-258,548	6.1%
Translation result	-43	-13	-17	30.6%	-61.3%	-140	-186	32.5%
Income taxes	-9,419	-10,016	-13,057	30.4%	38.6%	-39,736	-44,623	12.3%
Net income	18,755	15,360	22,876	48.9%	22.0%	75,390	78,260	3.8%

Efficiency ratio	64.1%	60.9%	62.9%	205 pbs	-119 pbs	57.9%	63.3%	545 bps
ROAE	11.9%	9.5%	13.5%	403 pbs	162 pbs	12.0%	11.8%	-20 bps
L/D ratio	79.1%	83.5%	81.8%	-167 pbs	275 pbs
IOL ratio	1.88%	1.93%	1.89%	-4 pbs	1 pbs
NPL ratio	2.24%	2.22%	2.23%	1 pbs	-1 pbs
Coverage of IOLs	185.3%	166.5%	173.4%	688 pbs	-1191 pbs
Coverage of NPLs	155.3%	144.8%	146.9%	204 pbs	-847 pbs
Branches	55	54	56	2	1
Agentes	249	318	369	51	120
ATMs	270	279	293	14	23
Employees	1,719	1,716	1,701	-15	-18

59

11.5. Credicorp Capital

Credicorp Capital	Quarter			% change		Year		% change
S/ 000	4Q17	3Q18	4Q18	QoQ	YoY	2017	2018	2018 / 2017
Net interest income	-9,972	-12,189	-9,028	-25.9%	-9%	-12,001	-42,194	251.6%
Non-financial income	167,535	141,301	160,001	13.2%	-4.5%	569,156	593,201	4.2%
Fee income	131,440	95,200	122,097	28.3%	-7.1%	413,613	421,540	1.9%
Net gain on foreign exchange transactions	5,791	8,414	16,012	90.3%	176.5%	21,143	39,780	88.1%
Net gain on sales of securities	37,684	27,379	24,137	-11.8%	-35.9%	123,408	108,818	-11.8%
Derivative Result	-8,979	7,396	-1,759	-123.8%	-80.4%	-1,718	17,060	N/A
Result from exposure to the exchange rate	-850	1,108	-3,267	-394.9%	284.4%	-1,937	-8,674	347.8%
Other income	2,449	1,804	2,781	54.2%	13.6%	14,647	14,677	0.2%
Operating expenses (1)	-129,152	-102,396	-159,033	55.3%	23.1%	-446,308	-487,068	9.1%
Operating income	28,411	26,716	-8,060	-130.2%	-128.4%	110,847	63,939	-42.3%
Income taxes	-12,647	-8,766	-7,352	-16.1%	-41.9%	-32,884	-28,747	-12.6%
Non-controlling interest	-182	-180	-300	66.7%	64.8%	-674	-931	38.1%
Net income	15,582	17,770	-15,712	-188.4%	-200.8%	77,289	34,261	-55.7%

* Unaudited results.

(1) Includes: Salaries and employees benefits + Administrative expenses + Assigned expenses + Depreciation and amortization + Tax and contributions + Other expenses.

60

11.6. Atlantic Security Bank

ASB	Quarter			% change
US$ Millions	4Q17	3Q18	4Q18	QoQ	YoY
Total loans	814.1	766.4	730.8	-4.6%	-10.2%
Total investments	1,000.5	1,018.7	870.5	-14.5%	-13.0%
Total assets	2,052.4	1,921.0	1,839.0	-4.3%	-10.4%
Total deposits	1,610.1	1,367.3	1,288.3	-5.8%	-20.0%
Net shareholder's equity	269.7	238.1	232.1	-2.5%	-14.0%
Net income	15.1	8.9	10.7	19.7%	-29.3%

Interest earning assets

Interest earning assets*	Quarter			% change
US$ 000	4Q17	3Q18	4Q18	QoQ	YoY
Due from banks	184	73	132	81.3%	-28.0%
Total loans	814	766	731	-4.6%	-10.2%
Investments	979	972	827	-14.9%	-15.5%
Total interest earning assets	1,977	1,811	1,690	-6.7%	-14.5%

* Excludes investments in equities and mutual funds.

Liabilities

Liabilities	Quarter			% change
US$ 000	4Q17	3Q18	4Q18	QoQ	YoY
Deposits	1,610	1,367	1,288	-5.8%	-20.0%
Borrowed Funds	147	272	236	-13.2%	61.0%
Other liabilities	26	44	83	88.9%	218.0%
Total liabilities	1,783	1,683	1,607	-4.5%	-9.9%

61

Assets under management and Deposits

(US$ Millions)

Portfolio distribution as of December 2018

62

11.7. Grupo Pacifico

GRUPO PACIFICO *

(S/ in thousands )

	As of			% change
	Dic 17	Set 18	Dic 18	QoQ	YoY
Total assets	11,405,528	11,996,954	12,223,495	1.9%	7.2%
Invesment on securities (1)	8,425,042	8,861,566	8,921,449	0.7%	5.9%
Technical reserves	7,488,839	8,192,100	8,471,154	3.4%	13.1%
Net equity	2,849,527	2,596,213	2,614,480	0.7%	-8.2%

	Quarter			% change		Year		% change
	4Q17	3Q18	4Q18	QoQ	YoY	2017	2018	2018 / 2017
Net earned premiums	483,483	538,742	536,901	-0.3%	11.0%	1,900,459	2,100,348	10.5%
Net claims	283,353	318,645	325,401	2.1%	14.8%	1,118,304	1,239,635	10.8%
Net fees	133,138	141,979	147,799	4.1%	11.0%	513,501	572,556	11.5%
Net underwriting expenses	20,580	28,767	23,312	-19.0%	13.3%	72,694	118,556	63.1%
Underwriting result	46,412	49,351	40,389	-18.2%	-13.0%	195,960	169,601	-13.5%
Net financial income	114,608	142,449	139,146	-2.3%	21.4%	503,094	521,264	3.6%
Total expenses	118,347	93,601	122,127	30.5%	3.2%	426,288	424,256	-0.5%
Other income	38,558	-6,779	38,093	-661.9%	-1.2%	65,013	52,179	-19.7%
Traslations results	-1,854	1,547	-1,028	-166.4%	-44.6%	-507	2,921	-676.7%
Gain (loss) from Grupo Pacifico and Banmedica agreement	4,747	4,974	12,971	160.8%	173.2%	16,216	35,838	121.0%
Income tax	2,573	-487	689	-241.4%	-73.2%	28,480	4,256	-85.1%
Income before minority interest	81,551	98,429	106,755	8.5%	30.9%	325,008	353,292	8.7%
Non-controlling interest	1,548	2,590	2,338	-9.7%	51.0%	6,629	9,302	40.3%
Net income	80,003	95,839	104,417	9.0%	30.5%	318,378	343,990	8.0%

Ratios
Ceded	17.9%	16.3%	19.8%	350 bps	190 bps	17.5%	16.1%	-140 bps
Loss ratio (2)	58.6%	59.1%	60.6%	150 bps	200 bps	58.8%	59.0%	20 bps
Fees + underwriting expenses, net / net earned premiums	31.8%	31.7%	31.9%	20 bps	10 bps	30.8%	32.9%	210 bps
Underwriting results / net earned premiums	9.6%	9.2%	7.5%	-170 bps	-210 bps	10.3%	8.1%	-220 bps
Operating expenses / net earned premiums	24.5%	17.4%	22.7%	530 bps	-180 bps	22.4%	20.2%	-220 bps
ROAE (3)(4)	11.7%	15.5%	16.4%	90 bps	470 bps	12.5%	12.9%	40 bps
Return on written premiums	9.5%	11.0%	11.2%	20 bps	170 bps	10.7%	10.1%	60 pbs
Combined ratio of P&C (5)	98.0%	97.5%	101.6%	410 bps	360 bps	97.1%	101.6%	450 bps

*Financial statements without consolidation adjustments.

(1) Excluding investments in real estate.

(2) Net claims / Net earned premiums.

(3) Includes unrealized gains.

(4) Annualized and average are determined as the average of period beginning and period ending.

(5) (Net claims / Net earned premiums) + [(Acquisition cost + total expenses) / Net earned premiums].

From 1Q15 and on, Grupo Pacifico’s financial statements reflect the association with Banmedica. This partnership includes:

(i)	the private health insurance business, which is managed by Grupo Pacifico and incorporated in each line of Grupo Pacifico’s financial statements;

(ii)	corporate health insurance for payroll employees; and

(iii)	medical services.

The businesses described in ii) and iii) are managed by Banmedica, therefore they do not consolidate in Grupo Pacifico’s financial statements. The 50% of net income generated by Banmedica is recorded in Grupo Pacifico’s Income Statement as a gain/loss on investments in subsidiaries.

As explained before, corporate health insurance and medical services businesses are consolidated by Banmedica. The following table reflects the consolidated results from which Grupo Pacifico receives the 50% net income.

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Corporate Health Insurance and Medical Services

(S/ in thousands)

	Quarter			% change		Year		% change
	4Q17	3Q18	4Q18	QoQ	YoY	2017	2018	2018 / 2017
Results
Net earned premiums	236,333	255,104	257,274	0.9%	8.9%	927,927	1,002,019	8.0%
Net claims	-199,477	-220,993	-224,156	1.4%	12.4%	-771,793	-848,003	9.9%
Net fees	-11,062	-11,740	-10,806	-8.0%	-2.3%	-42,478	-44,289	4.3%
Net underwriting expenses	-3,233	-2,676	-2,280	-14.8%	-29.5%	-12,220	-11,231	-8.1%
Underwriting result	22,562	19,695	20,032	1.7%	-11.2%	101,437	98,496	-2.9%

Net financial income	831	1,158	1,396	20.5%	67.9%	4,491	4,985	11.0%
Total expenses	-20,356	-18,211	-20,204	10.9%	-0.7%	-74,154	-74,902	1.0%
Other income	818	-164	5,174	-3261.1%	N/A	1,823	5,223	186.5%
Traslations results	-3	44	40	-8.8%	-1559.0%	-154	115	-174.4%
Income tax	-1,478	-680	-1,497	120.3%	1.3%	-10,657	-10,538	-1.1%

Net income before Medical services	2,374	1,842	4,941	168.2%	108.1%	22,784	23,379	2.6%

Net income of Medical services	16,338	19,448	21,261	9.3%	30.1%	59,642	77,027	29.1%

Net income	18,712	21,290	26,202	23.1%	40.0%	82,426	100,405	21.8%

64

11.8. Prima AFP

	Quarter			% change		Year		% change
	4Q17	3Q18	4Q18	QoQ	YoY	2017	2018	2018 / 2017
Income from commissions	92,660	94,417	94,082	-0.4%	1.5%	384,350	379,720	-1.2%
Administrative and sale expenses	(43,386)	(38,229)	(36,005)	-5.8%	-17.0%	-160,247	-153,323	-4.3%
Depreciation and amortization	(4,637)	(4,464)	(4,390)	-1.7%	-5.3%	-22,610	-18,414	-18.6%
Operating income	44,637	51,724	53,687	3.8%	20.3%	201,493	207,983	3.2%
Other income and expenses, net (profitability of lace) (1)	3,004	6,737	(6,146)	-191.2%	-304.6%	4,163	-1,366	-132.8%
Income tax (1)	(17,238)	(16,811)	(16,980)	1.0%	-1.5%	-65,591	-66,712	1.7%
Net income before translation results	30,403	41,650	30,561	-26.6%	0.5%	140,065	139,905	-0.1%
Translations results	21	(175)	(90)	-48.7%	-520.1%	17	-319	N/A
Net income	30,424	41,475	30,471	-26.5%	0.2%	140,082	139,586	-0.4%
ROAE	20.3%	27.6%	19.4%	-816 pbs	-88 pbs	22.9%	22.3%	-60 pbs

(1) Figures difers from previously reported, consider the data presented on this report.

	Quarter			% change
	4Q17	3Q18	4Q18	QoQ	YoY
Total assets	882,917	854,996	874,649	2.3%	-0.9%
Total liabilities	263,716	232,544	241,307	3.8%	-8.5%
Net shareholders' equity (1)	619,200	622,452	633,342	1.7%	2.3%

(1) Net shareholders' equity includes unrealized gains from Prima's investment portfolio.

Funds under management

Funds under management	Sep 18	% share	Dec 18	% share
Fund 0	586	1.2%	591	1.2%
Fund 1	5,343	10.7%	5,215	10.9%
Fund 2	36,332	73.1%	35,198	73.5%
Fund 3	7,474	15.0%	6,855	14.3%
Total S/ Millions	49,735	100%	47,859	100%

Source: SBS

Nominal profitability over the last 12 months

	Sep 18 / Sep 17	Dec 18 / Dec 17
Fund 0	3.7%	3.6%
Fund 1	3.0%	0.7%
Fund 2	4.7%	-0.9%
Fund 3	4.1%	-3.9%

AFP fees

Fee based on flow	1.60%	Applied to the affiliates' monthly remuneration.
Mixed fee

Flow	0.18%	Applied to the affiliates' monthly remuneration since June 2017. Feb 17- may 17 =0.87%.

Balance	1.25%	Applies annualy to the new balance since February 2013 for new affiliates to the system and beginning on June 2013 for old affiliates who have chosen this commission scheme.

Main indicators

	Prima	System	% share	Prima	System	% share
Main indicators and market share	3Q18	3Q18	3Q18	4Q18	4Q18	4Q18
Affiliates	2,020,139	6,918,412	29.2%	2,137,604	7,018,669	30.5%
New affiliations (1)	110,289	110,289	100.0%	104,027	104,027	100.0%
Funds under management (S/ Millions)	49,735	158,850	31.3%	47,859	153,414	31.2%
Collections (S/ Millions)	1,088	3,175	34.3%	1,236	3,464	35.7%
Voluntary contributions (S/ Millions)	976	2,210	44.2%	937	2,059	45.5%
RAM (S/ Millions) (2)	2,597	7,715	33.7%	2,676	7,840	34.1%

Source: SBS

(1) In April and May AFP Habitat had exclusivity of affiliation. From June Prima AFP it has exclusivity for being a winner of bidding.

(2) Prima AFP estimate: Average of aggregated income during the last 4 months, excluding special collections and voluntary contribution fees.

65

11.9. Table of calculations

(1) Averages are determined as the average of period-beginning and period-ending balances.

(2) Includes total deposits, due to banks and correspondents, BCRP instruments, repurchase agreements and bonds and subordinated debt.

(3) Does not include Life insurance business.

(4) Includes investment in subsidiaries, goodwill, intangibles and deferred tax that rely on future profitability.

66